UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Forte Biosciences, Inc.
(Name of Subject Company)
Forte Biosciences, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
34962G208
(CUSIP Number of Class of Securities)
Paul A. Wagner, Ph.D.
Chief Executive Officer
Forte Biosciences, Inc.
3060 Pegasus Park Drive, Building 6
Dallas, Texas 75247
(310) 618-6994
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Robert Ishii
Remi Korenblit
Dan Koeppen
Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza
Spear Tower, Suite 3300
San Francisco, California 94105
(415) 947-2000
 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION
(a) Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Forte Biosciences, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 3060 Pegasus Park Drive, Building 6, Dallas, Texas 75247. The Company’s telephone number at such address is (310)-618-6994.
(b) Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (“Shares”). As of the close of business on August 5, 2026, there were (i) 21,229,087 Shares issued and outstanding, (ii) 3,830,420 Shares subject to issuance pursuant to outstanding options to purchase Shares (the “Company Options”), (iii) 590,608 Shares subject to issuance pursuant to outstanding restricted stock units to acquire Shares (the “Company RSUs”), (iv) a maximum of 2,512 Shares were estimated to be subject to outstanding purchase rights under the Company’s Employee Stock Purchase Plan (the “Company ESPP”) (assuming a purchase price equal to the fair market value of a Share on the first day of the offering period under the Company ESPP) and (v) 3,217,695 Shares subject to issuance upon exercise of pre-funded warrants (the “Company Pre-Funded Warrants”).
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON
(a) Name and Address
The filing person is the Company, the subject company. The name, business address and business telephone number of the Company are set forth in the section titled “Item 1. Subject Company Information - Name and Address” above.
(b) Tender Offer
This Schedule 14D-9 relates to the tender offer (the “Offer”) by Avena Merger Sub Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of argenx BV, a private company with limited liability (besloten vennootschap) organized under Belgian law (“Parent”), for all of the Company’s issued and outstanding Shares, at a price per Share of $77.00 per Share net to the seller in cash, without interest (as such amount may be amended or adjusted in accordance with the terms of the Merger Agreement, the “Offer Price”), subject to any withholding of tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).
Purchaser commenced the Offer and filed a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2026. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 26, 2026 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Offer will expire at one minute after 11:59 p.m. Eastern Time on August 26, 2026 (the “Expiration Date”), unless Purchaser extends the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended, or the Offer is earlier terminated.
Subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of the conditions to the Offer, Purchaser will (and Parent will cause Purchaser to), (i) promptly after the expiration of the Offer, irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) as promptly as practicable after the Offer Acceptance Time (and in any event within three (3) business days) pay for such Shares, in each case, in accordance with the procedures set forth in the Offer to Purchase.
As soon as practicable following the Offer Acceptance Time (but in any event no later than on the first business day immediately following the Expiration Date), subject to the satisfaction or waiver of certain limited conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger,” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (“DGCL”), without a vote of the Company’s stockholders, with the Company surviving the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent.

At the effective time of the Merger (being such date and at such time as a certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL) (the “Effective Time”) and by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company, each Share outstanding immediately prior to the Effective Time (other than (i) Shares owned both as of the date on which Purchaser commences the Offer (the “Offer Commencement Date”) within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and immediately prior to the Effective Time by the Company (including those held in the Company’s treasury), which will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor; (ii) Shares owned both as of the Offer Commencement Date and immediately prior to the Effective Time by Purchaser, which will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor, (iii) Shares owned both as of the Offer Commencement Date and immediately prior to the Effective Time by Parent or by any direct or indirect wholly owned Subsidiary of the Company or Parent (other than Purchaser), in each case other than Shares held on behalf of third parties, which will be converted into a number of shares of common stock of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time is equal to the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time, (iv) Shares irrevocably accepted for purchase pursuant to the Offer, which shall be cancelled and retired and will cease to exist, and no consideration shall be delivered in exchange therefor (the Shares to be converted or cancelled and retired pursuant to clauses (i), (ii), (iii) and this clause (iv) collectively, the “Excluded Shares”), and (v) Shares held by stockholders of record or held by beneficial owners who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive the Offer Price (the “Merger Consideration”), in each case without any interest thereon, subject to any withholding taxes in accordance with the Merger Agreement.
See the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements with Current Executive Officers and Directors of the Company - Effect of the Offer and Merger on Equity Awards” below for a discussion of the treatment of the Company Options and the Company RSUs.
The foregoing summary and description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Transaction Agreements - The Merger Agreement.”
As set forth in the Offer to Purchase, the principal executive offices of Parent are located at Industriepark-Zwijnaarde 7, 9052 Zwijnaarde (Ghent), and their telephone number is +31(0)10 70 38 441. The principal executive offices of Purchaser are located at 33 Arch Street, 32nd Floor, Boston, MA 02110, and their telephone number is +31(0)10 70 38 441.
Information relating to the Offer, including this Schedule 14D-9 and other related documents, will be made available for free at the SEC’s website at www.sec.gov. The Company’s investors and securityholders may also obtain, free of charge, this Schedule 14D-9 and other related documents that the Company has filed with or furnished to the SEC under the “SEC Filings” section of the Company’s investor relations website at https://fortebiorx.com/investor-relations/sec-filings.
ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent, Purchaser and their Affiliates
Merger Agreement
On July 26, 2026, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the material terms of the Merger Agreement set forth in Section 11 (Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements) of the Offer to Purchase and the description of the terms and conditions of the Offer set forth in Section 13 (Conditions of the Offer) of the Offer to Purchase and the related procedures and withdrawal rights set forth in the Offer to Purchase, in each case, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Company’s stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.
The Merger Agreement has been filed with the SEC and is incorporated herein by reference to provide the Company’s investors and stockholders with information regarding the terms of the Merger Agreement. The representations and warranties of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Purchaser. In addition, such representations and warranties (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by documents filed with, or furnished to, the SEC by the Company prior to the date of the Merger Agreement, (iii) have been qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (iv) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors, (v) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (vi) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, the Company’s investors and stockholders should not rely on such representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or business. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that the Company files with the SEC.
Tender and Support Agreements
Concurrently with entry into the Merger Agreement, Parent and Purchaser entered into tender and support agreements (collectively, the “Tender and Support Agreements”) with each of the directors and executive officers of the Company, solely in their respective capacities as stockholders of the Company (collectively, the “Supporting Stockholders”). Collectively, as of July 26, 2026, the Supporting Stockholders owned or controlled approximately 1% of the outstanding Shares.
Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.
The Tender and Support Agreements provide that, as promptly as practicable after, and in no event following the later of (i) seven business days following the commencement of the Offer and (ii) the delivery of the Letter of Transmittal, the Supporting Stockholders will validly and irrevocably tender into the Offer, and not withdraw, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but excluding any Shares issuable with respect to Company Options or Company RSUs that are not exercised or vested, as applicable) (the “Subject Shares”).
During the period from July 26, 2026 until the termination of the applicable Tender and Support Agreement (the “Support Period”), each Supporting Stockholder has agreed, in connection with any annual or special meeting of stockholders of the Company in which the vote or other approval of the stockholders of the Company is sought with respect to the Offer, the Merger, the Merger Agreement or any Acquisition Proposal (as defined in the Merger Agreement), to (i) appear at such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted all of the Subject Shares (x) against any Acquisition Proposal (other than the Merger and the other Transactions), (y) against any change in membership of the Company Board that is not recommended or approved by the Company Board, and (z) against any other proposed action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to prevent, materially impair, or materially delay the consummation of, the Offer, the Merger or the other Transactions.
During the Support Period, the Supporting Stockholders have further agreed not to, directly or indirectly, (i) create or permit to exist any encumbrance, other than certain permitted encumbrances, on any of the Supporting Stockholders’ Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Supporting Stockholders’ Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of the Supporting Stockholders’ Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power of attorney or other authorization or consent in or with respect to any of the Supporting Stockholders’ Subject Shares, (v) deposit or permit the deposit of any of the Supporting Stockholders’ Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Supporting Stockholders’ Subject Shares, or (vi) take or permit any other action that would in any way prevent, materially delay or materially impair the compliance with the Supporting Stockholders’ obligations thereunder or the transactions contemplated thereby, otherwise make any representation or warranty of the Supporting Stockholders therein untrue or incorrect in any material respect, or have the effect of preventing or disabling the Supporting Stockholders from complying with any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.
The Tender and Support Agreements provide that each Supporting Stockholder’s obligations under the agreements are solely in such Supporting Stockholder’s capacity as a stockholder of the Company, and not, if applicable, in such Supporting Stockholder’s capacity as a director, officer or employee of the Company, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of the Company in the taking of any actions (or failures to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company.
The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) written notice of termination from Parent to the Supporting Stockholder(s), and (iv) any amendment or change to the Merger Agreement or the Offer that is effected without the applicable Supporting Stockholder’s consent and that decreases the amount, or changes the form, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement (other than any increase in the consideration payable in the Offer that does not reduce the cash consideration payable in the Offer).
The foregoing description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Tender and Support Agreement, a form of which is filed as Exhibit (e)(20) hereto and is incorporated herein by reference.
Confidentiality Agreement
On April 8, 2026, the Company and Parent entered into a Confidentiality and Nondisclosure Agreement (the “Confidentiality Agreement”), pursuant to which the Company agreed to disclose certain of its confidential and proprietary information to Parent for purposes of permitting the parties to evaluate a possible working relationship in connection with the Company’s business involving the research and development of FB102, and Parent agreed, subject to certain customary exceptions including the ability to make disclosures required by applicable law, to keep such information, whether disclosed in writing, orally, or visually, confidential and to use it solely for such purpose. The Confidentiality Agreement also provides for the return, destruction, or deletion of confidential information upon request, subject to limited exceptions, and permits the Company to seek equitable relief, including injunctive relief, for breaches of the agreement. The Confidentiality Agreement terminates on April 8, 2027, or may be terminated by either party upon 30 days’ written notice to the other party, and the confidentiality and use restrictions described above survive for one year following any such termination.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Share Purchase
On April 8, 2026, Parent purchased 951,655 Shares in a public offering by the Company at a price of $26.27 per Share.
Arrangements with Current Executive Officers and Directors of the Company
The Company’s executive officers and the non-employee members of the Company Board may be deemed to have certain interests in the Offer and the other Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. As described in more detail below, these interests include, among others:
•	the vesting and cash settlement of outstanding Company Options with exercise prices per Share below the Merger Consideration in connection with the Merger;
•	vesting and cash settlement of outstanding Company RSUs in connection with the Merger;
•
the potential receipt of severance benefits by executive officers pursuant to their Severance Agreements (as defined below), which provides for certain severance payments or benefits in the event of a qualifying termination during the period beginning three months prior to and ending twelve months following the completion of the Merger;

•
the potential receipt of a special cash bonus by executive officers to offset the excise taxes that may become payable by them under Section 4999 of the Code as a result of the payments and benefits that become due or payable to them in connection with the Transactions; and

•	the entitlement to indemnification benefits in favor of directors and officers of the Company.
The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in the subsection entitled “- Reasons for the Recommendation.”
Consideration for Shares Tendered Pursuant to the Offer
If the Company’s executive officers and non-employee members of the Company Board who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same Offer Price on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Acceptance Time occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same Merger Consideration on the same terms and conditions as the other stockholders of the Company. As of August 5, 2026, the executive officers and directors of the Company beneficially owned, in the aggregate, 141,177 Shares, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs, which are discussed separately in the subsection below entitled “- Effect of the Offer and the Merger on Equity Awards.” If the directors and executive officers were to tender all 141,177 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive an aggregate of $10,870,629 in cash pursuant to tenders into the Offer.

The following table sets forth the number of Shares beneficially owned as of August 5, 2026 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Beneficially Owned (#)(1)	Implied Cash Consideration for Shares ($)
Executive Officers
Paul A. Wagner, Ph.D.	85,482	6,582,114
Antony A. Riley	45,795	3,526,215
Directors
Scott Brun, M.D.	—	—
Stephen Doberstein, Ph.D.	—	—
Barbara Finck, M.D.	—	—
David Gryska	5,940	457,380
Shiv Kapoor	—	—
Steven Kornfeld	3,960	304,920
Rich Vincent	—	—

(1)
In calculating the number of Shares beneficially owned for this purpose, Shares underlying outstanding Company Options (whether or not currently exercisable) and Company RSUs held by each individual are excluded.

Effect of the Offer and the Merger on Equity Awards
Pursuant to the Merger Agreement, at the Effective Time, and without any action on the part of Parent, Purchaser, the Company, or any other person, (A) each Company Option that is then outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, and which has a per Share exercise price that is less than the Merger Consideration (each, an “in-the-money option”), will be cancelled and converted into the right of the holder to receive (subject to any applicable tax withholding) a lump-sum cash payment equal to (i) the excess (if any) of (x) the Merger Consideration over (y) the applicable per Share exercise price of such Company Option, multiplied by (ii) the total number of Shares subject to such Company Option immediately prior to the Effective Time; (B) each Company Option that is then outstanding and unexercised as of immediately prior to the Effective time, whether or not vested and which has a per Share exercise price that is equal to or greater than the Merger Consideration (each, an “underwater option”), will be cancelled for no consideration and will have no further force or effect; and (C) each Company RSU that is then outstanding as of immediately prior to the Effective Time, whether or not vested, will be cancelled and converted into the right of the holder to receive (subject to any applicable tax withholding) a lump-sum cash payment equal to the product of (i) the Merger Consideration, multiplied by (ii) the total number of Shares subject to such Company RSU immediately prior to the Effective Time.
Treatment of Executive Officer and Director Equity Awards in the Merger
All Company Options and Company RSUs held by the Company’s executive officers and non-employee directors will be treated as described in the preceding subsection entitled “- Effect of the Offer and the Merger on Equity Awards.”

Table of Estimated Consideration for Executive Officer and Director Equity Awards
The following table sets forth (i) the number of Shares underlying the outstanding Company Options and Company RSUs held by the Company’s executive officers and non-employee directors, as applicable; and (ii) the estimated cash amounts that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) at the Effective Time in respect of such awards, in each case as of August 5, 2026. Solely for purposes of the table below, we have assumed that the Effective Time occurred on August 5, 2026. The table below does not take into account any vesting, exercise or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between August 5, 2026 and the closing of the Transactions (the “Closing”).

Name	Number of Unvested In-the- Money Options (#)	Value of Unvested In-the- Money Options ($)(1)	Number of Vested In-the- Money Options (#)	Value of Vested In- the-Money Options ($)(1)	Number of Unvested Company RSUs (#)	Value of Unvested Company RSUs ($)(2)	Number of Underwater Options (#)(3)
Executive Officers
Paul A. Wagner, Ph.D.	1,189,854	72,427,459	573,011	38,155,570	186,011	14,322,847	5,400
Antony A. Riley	256,779	15,871,728	195,641	13,098,984	63,726	4,906,902	4,699
Directors
Scott Brun, M.D.	17,223	1,196,310	18,777	1,254,750	18,353	1,413,181	—
Stephen Doberstein, Ph.D.	17,223	1,196,310	19,777	1,291,000	18,353	1,413,181	—
Barbara Finck, M.D.	17,556	1,198,728	24,610	1,580,500	18,353	1,413,181	—
David Gryska	17,223	1,196,310	18,777	1,253,750	18,353	1,413,181	—
Shiv Kapoor	18,001	1,250,715	14,999	1,042,405	18,353	1,413,181	—
Steven Kornfeld	17,223	1,196,310	18,777	1,241,250	18,353	1,413,181	2,000
Rich Vincent	18,001	1,250,715	14,999	1,042,405	18,353	1,413,181	—

(1)
The estimated value of the in-the-money options equals the aggregate number of Shares underlying such in-the-money options multiplied by the amount by which the Merger Consideration exceeds the per Share exercise price of such in-the-money options.

(2)	The estimated value of Company RSUs equals the aggregate number of Shares underlying such Company RSUs multiplied by the Merger Consideration.
(3)
Pursuant to the terms and conditions of the Merger Agreement, at the Effective Time, each underwater option that is then outstanding and unexercised, whether or not vested, will be cancelled at the Effective Time without consideration and will have no further force or effect.

Continuing Employees - Employee Benefit Plans
Except as otherwise set forth in the Merger Agreement, for a period commencing at the Effective Time and ending on the last day of the calendar year in which the Closing occurs (or, if earlier, until the date of the termination of employment of any relevant Continuing Employee (as defined below)), Parent shall provide, or cause to be provided, to each individual who is employed by the Company or any of its subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any affiliate, including Parent and its affiliates) during such period (a “Continuing Employee”), (i) an annual base salary or base wages , and (ii) employee benefits (excluding long-term incentive compensation, equity or equity-based compensation, change in control, transaction, retention or non-recurring payments or benefits, deferred compensation, arrangements, defined benefit pension plans, any post-termination or retiree health or welfare benefits or other similar compensation or benefit arrangements (collectively, the “Excluded Benefits”)) that are no less favorable, in the aggregate, than those in effect (excluding the Excluded Benefits) for each such Continuing Employee immediately prior to the Effective Time. These obligations do not require Parent or any of its affiliates to establish, maintain or provide any particular employee benefit plan, program or arrangement.
With respect to a benefit plan of Parent or an affiliate or the Surviving Corporation in which a Continuing Employee will be eligible to participate following the Effective Time, with certain exceptions, service credit will be provided to Continuing Employees for purposes of any benefit plans in which Continuing Employees are eligible to participate after the Effective Time (excluding the Excluded Benefits ) to the same extent as such service would have been recognized under comparable plans of the Company or its subsidiaries, and Parent will use reasonable best efforts to cause certain waiting periods, preexisting coverage exclusions, and actively-at-work requirements under certain health and welfare plans (subject to the same exclusions) applicable to Continuing Employees to be waived for Continuing Employees and their covered dependents.

If requested in writing by Parent at least ten days prior to the Effective Time, the Company will, no later than one day prior to the Effective Time, take all actions necessary to terminate its participation in the employee benefit plans sponsored by the third-party professional employer organization in which the Company currently participates, including the 401(k) plan and applicable health and welfare benefit plans, effective as of the day immediately preceding the Merger and contingent upon the occurrence of the Effective Time.
Executive Officer Change in Control and Severance Agreements
Pursuant to the terms of the Company’s Change in Control and Severance Agreements (each, a “Severance Agreement”) with its named executive officers, if an executive officer’s employment is terminated either (i) by the Company without cause (excluding by reason of death or disability) or (ii) by the executive officer for good reason (each as defined in the applicable Severance Agreement), in each case during the period beginning three (3) months prior to and ending twelve (12) months following a change in control of the Company (a “Change in Control Qualified Termination”), then such executive officer is entitled to receive the following severance benefits subject to the timely execution and non-revocation of a general release of claims:
•	A single, lump sum payment equal to 18 months (or 24 months with respect to Mr. Wagner) of the executive officer’s then-current annual base salary, less applicable withholdings;
•	A single, lump sum payment equal to 150% (or 200% with respect to Mr. Wagner) of the executive officer’s then-effective annual target bonus, less applicable withholdings;
•
Payment of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for the executive officer and the executive officer’s eligible dependents for up to 18 months (or 24 months with respect to Mr. Wagner); and

•
Vesting acceleration as to 100% of the then-unvested Shares subject to each of the executive officer’s then-outstanding compensatory equity awards issued by the Company that are subject to time-based vesting conditions (and in the case of an equity award subject to performance-based vesting conditions, such equity award will be treated as set forth in the applicable agreement evidencing such equity award).

Upon the closing of the Merger, each executive officer’s equity awards will be treated in the manner set forth in the Merger Agreement, as described in the subsection above entitled “- Effect of the Offer and the Merger on Equity Awards.” Pursuant to the terms of the Severance Agreements, the Company’s executive officers will each also be entitled to receive such payment as would entitle such executive officer to receive the greatest after-tax benefit, even if it means that the Company pays such executive a lower aggregate payment, so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”).
For an estimate of the amounts that may be payable to each of the Company’s named executive officers pursuant to his offer letter and Severance Agreement, please see Item 8 under the subsection entitled “- Golden Parachute Compensation.”
Executive Performance Company RSU Awards
In November 2021, the Company granted each of Mr. Wagner and Mr. Riley an award of Company RSUs under the Company’s 2021 Equity Incentive Plan (the “2021 Plan”) covering 3,511 Shares and 2,976 Shares, respectively (each, the “2021 Performance RSU Award”). The 2021 Performance RSU Awards will vest upon the acquisition of a lead development program, as determined by the Company Board, or upon a change in control of the Company, if earlier, and in either case subject to the executive officer continuing to be a service provider to the Company through each such date. Under the Merger Agreement, all outstanding Company RSUs will be canceled at the effective time of the merger and converted into the right to receive the merger consideration, regardless of whether the awards are vested. As a result, the 2021 Performance RSU Awards will be treated in the same manner as the Company’s time-based RSUs and will be cashed out in exchange for the merger consideration, regardless of whether the applicable performance-based vesting conditions have been achieved as of the Effective Time of the Merger.
Annual Incentive Bonuses
The parties have agreed that the Company shall have the right to pay full annual cash incentive bonuses at target to all employees, including the Company’s executive officers, who participate in the Company’s annual cash incentive bonus plan in respect of the Company’s fiscal year 2026, up to an aggregate amount of $1,789,300, of which up to $830,950 may be paid to Company employees who are parties to the Severance Agreements and up to $958,350 may be paid to employees of the Company who are not parties to the Severance Agreements, in each case, subject to the following:
•
50% of each employee’s annual bonus will be paid by the Company on or as soon as practicable following the Closing, but in no event more than 2.5 months following the end of the calendar year in which the Closing occurs, subject to the applicable employee’s continued employment through the Closing; and

•
50% of each employee’s annual bonus will be paid by the Company on or as soon as practicable after December 31, 2026, but in no event later than March 15, 2027, subject to the applicable employee’s continued employment with the Company or, if the employee agrees to provide consulting or transition services, provision of consulting or transition services to the Company, through December 31, 2026.

If an employee’s employment with, or provision of services to, the Company is terminated by the Company without cause (as defined in the Company’s 2020 Inducement Equity Incentive Plan) or by the employee’s resignation for good reason (as, with respect to employees who are parties to Severance Agreements, defined in such Severance Agreements and, for all other employees, “Good Reason” shall mean, without an employee’s consent, (i) a decrease in such employee’s base salary as in effect on July 26, 2026, or (ii) a relocation of the employee’s principal place of employment to a location that is more than sixty (60) miles from the employee’s current principal place of employment), in each case, after the Closing and prior to December 31, 2026, subject to such employee’s execution within forty-five (45) days following termination and nonrevocation of a customary release and waiver of claims against the Company, Parent and their respective affiliates, the Company will pay such employee’s remaining outstanding bonus amount as soon as practicable following the effectiveness of the release, and in all events no later than March 15, 2027.
Section 280G and 4999 Matters
In connection with the signing of the Merger Agreement, the parties have agreed that, the Company may, in consultation with Parent, take actions to eliminate or mitigate the effects, if any, of Section 280G and 4999 of the Code, including (i) treating certain payments as reasonable compensation for services rendered, both prior to and/or following the Closing, (ii) entering into noncompetition or similar restrictive covenants and (iii) obtaining third-party valuations of noncompetition, similar restrictive covenants or reasonable compensation, in each case, applicable to any impacted individual. Under the Merger Agreement, the Company and Parent have agreed to use reasonable best efforts to cause the Company’s Chief Executive Officer (and certain other employees of the Company as may be mutually agreed by Company and Parent) to enter into a non-competition agreement with Parent to be effective as of the Closing Date.
In connection with the signing of the Merger Agreement, the Company shall be permitted to enter into letter agreements with reasonable and customary terms negotiated in good faith and approved by Parent in good faith with certain individuals, including the Company’s executive officers, providing for a special cash transaction bonus in the event that the payments or benefits provided to such individual in connection with the consummation of the Merger that becomes subject to the excise tax imposed by Section 4999 of the Code, up to an aggregate amount of $25 million across all such individuals. Such amounts will be allocated immediately prior to the date of the Closing to officers of the Company who are “disqualified individuals” selected by the Company after consultation with Parent. Each employee’s allocation will be determined by the Company, subject to Parent’s reasonable review and comment, and further subject to the affected individual entering into a non-compete with Parent, in his capacity as a selling shareholder, with reasonable and customary terms negotiated and proposed in good faith by Parent, as contemplated by the Merger Agreement.
Treatment of the Employee Stock Purchase Plan
As soon as practicable following the date of the Merger Agreement the Company is required to take all actions necessary to provide that, contingent on the consummation of the Merger, (i) no new participants may join the ESPP following July 26, 2026, (ii) there will be no increase in the amount of participants’ payroll deduction elections under the Company ESPP and no contributions other than previously elected payroll deductions during the current purchase period from those in effect as of July 26, 2026, (iii) no new offering period under the Company ESPP will commence on or after July 26, 2026, (iv) each outstanding purchase right will be fully exercised on the earlier of the scheduled purchase date for such offering period and the date immediately prior to the Effective Time, and (v) the ESPP will terminate immediately prior to the Effective Time.

Future Arrangements Following the Closing
Other than as described above, as of the date of this Schedule 14D-9, none of the Company’s executive officers have (i) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Parent or Purchaser; (ii) have entered into restrictive covenant agreements with the Surviving Corporation or with Parent or Purchaser, or (iii) entered into any definitive agreements or arrangements regarding employment or other retention with the Surviving Corporation or with Parent or Purchaser to be effective following the consummation of the Closing. However, prior to the Closing, Parent or Purchaser may initiate discussions regarding employment or other retention terms and may enter into definitive agreements regarding employment or retention for certain of the Company’s employees to be effective as of the Closing.
Rule 14d-10(d) Matters
Pursuant to the Merger Agreement, prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the Compensation Committee, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or its subsidiaries or their respective affiliates and any of the officers, directors or employees of the Company or its subsidiaries that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. Promptly upon Parent or any of its affiliates entering into any such arrangement with any of the officers, directors or employees of the Company or its subsidiaries, Parent will provide to the Company any and all information concerning such arrangements as may be needed by the Company to comply with this paragraph.
Director and Officer Indemnification and Insurance
Under Section 145 of the DGCL, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities.
The Company’s Amended and Restated Certificate of Incorporation (as amended from time to time, the “Charter”) provides that the Company is authorized to provide indemnification of its directors, officers, and agents to the extent permitted by applicable law. In addition, the Company’s Amended and Restated Bylaws (as amended from time to time, the “Bylaws”) provide that the Company will indemnify its directors and officers to the extent not prohibited by the DGCL or any other applicable law, subject to certain limitations, and may indemnify its employees and other agents to the extent not prohibited by the DGCL or other applicable law. The Charter further provides that, to the fullest extent permitted by applicable law, a director or officer of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law prohibits the Charter from limiting the liability of the Company’s directors for the following: (i) any breach of the director’s or officer’s duty of loyalty to the Company or to its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions as contemplated in Section 174 of the DGCL; or (iv) any transaction from which the director derived an improper personal benefit.
As permitted by the DGCL, the Bylaws also provide that the Company is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions, and further provides that the rights conferred in the Bylaws are not exclusive.
The Company has entered into separate indemnification agreements (the “Indemnity Agreements”) with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Charter and the Bylaws and to provide additional procedural protections.
The Merger Agreement provides that for a period of six years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of each of the Company and its subsidiaries under the certificate of incorporation and bylaws (or other organizational or governing documents) of each of the Company and its subsidiaries, and the indemnification agreements set forth in the confidential disclosure letter delivered by the Company to Parent concurrently with the execution of the Merger Agreement, in each case as in effect on the date of the Merger Agreement, will continue in full force and effect in accordance with their terms and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Person (as defined below), and Parent will cause the Surviving Corporation to perform its obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent will cause the Surviving Corporation and its subsidiaries to, and the Surviving Corporation agrees that it will, pursuant to and to the extent provided in the certificate of incorporation and bylaws (or other organizational documents) of each of the Company and its subsidiaries, and the indemnification agreements entered into between the Company and each of the Company’s directors and officers, in each case as in effect on the date of the Merger Agreement, indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its subsidiaries or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its subsidiaries as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable legal requirements. The Merger Agreement provides that, in the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Parent, the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational or governing documents, in each case, as in effect on the date of the Merger Agreement; provided, however, that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification, and (y) Parent, the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.
Additionally, the Merger Agreement provides that, for a period of six years from and after the Effective Time, Parent and the Surviving Corporation will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by or for the benefit of the Company and its subsidiaries or provide substitute policies for the Company and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance currently maintained by or for the benefit of the Company and its subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance), except that in no event will Parent or the Surviving Corporation be required to pay with respect to such insurance policies an annual premium greater than 300% of the annual premium most recently paid by the Company or its subsidiaries prior to the date of the Merger Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by the Merger Agreement it will obtain as much comparable insurance as possible for the years within such six year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the closing date, the Company may, and if requested by the Parent, the Company will use reasonable best efforts to, purchase a “tail” directors’ and officers’ liability insurance policy for the Company and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, however, that in no event will the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation will maintain such policies in full force and effect, and continue to honor the obligations thereunder.

The foregoing summary and description of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Charter, the Bylaws and the form of Indemnity Agreement, which, together with applicable amendments thereto, are filed as Exhibits (e)(1), (e)(3), (e)(4), (e)(5), (e)(6) and (e)(7) hereto, respectively, and are incorporated herein by reference.
Section 16 Matters
Pursuant to the Merger Agreement, prior to or as of the Offer Acceptance Time, the Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)) will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options and Company RSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
ITEM 4.	THE SOLICITATION OR RECOMMENDATION
Recommendation of the Company Board
At a meeting held on July 26, 2026, after careful discussion and consideration, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger and the Offer, are fair to, and in the best interests of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved and declared it advisable for the Company to execute, deliver, and perform under, the Merger Agreement and consummate the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.
Accordingly, and for the reasons described below in the section titled “Item 4. The Solicitation or Recommendation - Reasons for the Recommendation,” the Company Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.
On July 27, 2026, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement, a copy of which is attached as Exhibit (a)(5)(A) hereto and incorporated herein by reference.
Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation of or among the members of the Company Board, Parent, the Company’s representatives, Parent’s representatives and other parties.
The Company Board, together with Company management and with the assistance of the Company’s outside advisors, periodically reviews the Company’s future growth prospects and long-term plans and considers various strategic and other opportunities available to the Company, as well as other ways to enhance stockholder value, including in light of the regulatory and clinical status of its product candidates, anticipated market demand, competitive dynamics and industry trends, and the Company’s need for funding as it develops its product candidates. As part of this ongoing evaluation, the Company Board has considered, among other things, (i) the continuation of, and potential improvements to, the Company’s current business plan, with the Company remaining an independent entity, (ii) strategic partnerships, including licensing and collaboration arrangements for the development and commercialization of product candidates, (iii) various capital-raising alternatives and (iv) other strategic alternatives, including a sale of the Company.
The Company’s management from time to time, in connection with ordinary course business development activities, engages in discussions with participants in the biopharmaceutical industry to increase awareness of its programs and explore potential licensing, collaboration and other strategic transactions with these participants, including as discussed below. The Company’s management reported regularly to the Company Board on these discussions.
In January 2026, at an industry conference, Paul Wagner, Ph.D., the Company’s Chief Executive Officer and Chairperson of the Company Board, met with executives of Parent and held preliminary discussions regarding the Company’s business. Parent did not make a proposal with respect to an acquisition of the Company or another strategic transaction involving the Company at that time. Dr. Wagner updated the Company Board on these discussions.

In April 2026, Dr. Wagner and representatives of Parent held additional preliminary discussions regarding the potential participation by Parent in a public offering by the Company, which discussions were based on publicly available information. At that time, the Company expected to publicly announce results of the FB102 Phase 1b study in vitiligo (the “FB102 Phase 1b Vitiligo Study”) in the first half of 2026. As part of these discussions, the Company committed to share certain confidential due diligence information regarding FB102 with Parent at a later date and in connection with the disclosure of the Company’s data for the ongoing FB102 Phase 1b Vitiligo Study. On April 8, 2026, the Company and Parent entered into a confidentiality and nondisclosure agreement (the “CDA”) to facilitate sharing additional confidential information at a later date. The CDA did not include a “standstill,” “don’t ask, don’t waive” or similar restriction limiting the ability of Parent or its affiliates to make a proposal to the Company with respect to a potential transaction. Parent did not make a proposal with respect to an acquisition of the Company or another strategic transaction involving the Company at that time. Dr. Wagner updated the Company Board on these discussions.
On April 10, 2026, the Company closed a follow-on underwritten public offering pursuant to which it sold to the public 6,566,426 shares of common stock at a price of $26.27 per share. Parent participated in the public offering and purchased $25.0 million of common stock (or 951,655 shares of common stock) of the Company.
On May 19, 2026, Dr. Wagner met with executives of Parent and discussed the Company’s business and market feedback from the Company’s recent public offering.
On June 12, 2026, an executive of Parent contacted Dr. Wagner to request access to select confidential due diligence information regarding FB102 under the CDA. Subsequently, with the approval of the Company Board, the Company shared select confidential due diligence information regarding FB102 with Parent on June 22, 2026.
On July 6, 2026, the Company Board held a meeting via videoconference, with members of Company management in attendance. Dr. Wagner updated the Company Board on the status of discussions with Parent and Parent’s due diligence review of the Company.
On July 9, 2026, before market open, the Company issued a press release announcing positive results from the FB102 Phase 1b Vitiligo Study. The closing price of the Company’s common stock on July 9, 2026 was $36.70, an increase of 78% compared to the prior trading day.
On July 12, 2026, Karen Massey, the Chief Executive Officer of Parent, and Dr. Wagner held a telephone conversation at Ms. Massey’s request. Ms. Massey submitted a verbal, non-binding proposal offer to acquire the Company for $65.00 per Share in cash (the “Initial Parent Proposal”), which reflected a 48% premium to Company’s closing price of $43.92 on July 10, 2026, the last trading day prior to the Initial Parent Proposal. Dr. Wagner responded that he would review the Initial Parent Proposal with the Company Board. Shortly after the call with Ms. Massey, Dr. Wagner informed the Company Board of the receipt of the Initial Parent Proposal.
Later on July 12, 2026, the Company Board held a meeting via videoconference, with members of Company management and, at the invitation of the Company Board, representatives of Wilson Sonsini Goodrich & Rosati, P.C., the Company’s outside legal counsel (“Wilson Sonsini”), in attendance. The Company Board discussed the Initial Parent Proposal and the valuation of the Company implied by the Initial Parent Proposal. Following discussion, the Company Board directed Dr. Wagner to respond to Parent that the Initial Parent Proposal presented insufficient value for the Company. The Company Board also discussed the Company’s funding needs and capital-raising alternatives, including in light of (i) the increase in the trading price of Company’s common stock following the Company’s public announcement of the FB102 Phase 1b Vitiligo Study and (ii) potential future volatility and adverse impacts on the trading price of the Company’s common stock due to uncertainty around the topline results of the Company’s ongoing FB102 Phase 2 study in celiac disease (the “FB102 Phase 2 Celiac Study”). At that time, the Company expected to publicly announce topline results of the FB102 Phase 2 Celiac Study in the second half of 2026. The Board discussed engaging Guggenheim Securities, LLC (“Guggenheim Securities”) as the Company’s financial advisor to assist the Company in the evaluation of strategic alternatives.
On July 13, 2026, Dr. Wagner informed Ms. Massey via telephone that the Company Board had reviewed the Initial Parent Proposal and had determined that it presented insufficient value for the Company and they would need additional value to engage on a potential strategic transaction. Shortly after that call, Dr. Wagner provided Parent with access to additional confidential due diligence information to help Parent consider a potential value step-up.
Later on July 13, 2026, Ms. Massey informed Dr. Wagner via telephone that Parent would be delivering an updated, written non-binding proposal to acquire the Company for $71.50 per Share in cash (the “Second Parent

Proposal”). Dr. Wagner stated that he would review the Second Parent Proposal with the Company Board. Dr. Wagner also expressed his view that any potential transaction would need to progress quickly given the timing of capital raising alternatives available to the Company, and because a potential transaction could be attractive to the Company and its stockholders if it removes risk related to uncertainty around the topline results of the FB102 Phase 2 Celiac Study.
Still later on July 13, 2026, the Company Board held a meeting via videoconference, with members of Company management and, at the invitation of the Company Board, representatives of Wilson Sonsini in attendance. The Company Board discussed the Second Parent Proposal and potential next steps. Following discussion, the Company Board concurred with Dr. Wagner’s perspective that, subject to reaching agreement with Parent on the value of an acquisition, seeking to execute a potential transaction with Parent in the near term would be in the best interests of the Company and its stockholders, including by reducing valuation, execution and closing risk of a potential transaction and alternatives thereto due to, among other things, (i) uncertainty around the topline results of the FB102 Phase 2 Celiac Study and (ii) the Company’s funding needs and potential timing of capital-raising opportunities for the Company.
Still later on July 13, 2026, Ms. Massey delivered to Dr. Wagner a non-binding written proposal reflecting the Second Parent Proposal. The written Second Parent Proposal stated that: (i) Parent was committed to progress rapidly and expected that due diligence and the negotiation of transaction documents in parallel could be completed in a matter of weeks; and (ii) closing of the transaction would not be subject to any financing condition, given Parent’s cash reserves on-hand and strong balance sheet. The written Second Parent Proposal also included a list of Parent’s key due diligence information requests.
On July 14, 2026, the Company Board held a meeting via videoconference, with members of Company management and, at the invitation of the Company Board, representatives of Guggenheim Securities and Wilson Sonsini in attendance. Representatives of Guggenheim Securities reviewed Guggenheim Securities’ preliminary financial analyses of the Company based on publicly available information. The Company Board discussed the Second Parent Proposal and the valuation of the Company implied by the Second Parent Proposal. The Company Board also discussed with Company management Parent’s due diligence requests and a potential timeline for executing a potential transaction with Parent in the near term. The representatives of Wilson Sonsini reviewed with the Company Board their fiduciary duties, including in connection with a potential sale of the Company. The Company Board directed Company management to prepare long-term projections for the Company based on Company management’s then-current expectations for the Company’s future financial and operating performance for purposes of the Company Board’s evaluation of a potential sale of the Company and other strategic alternatives. The Company Board reaffirmed its view that, subject to reaching agreement with Parent on the value of an acquisition, executing a potential transaction with Parent in the near term would be in the best interests of the Company and its stockholders for the reasons discussed at the prior meeting of the Company Board. It was the consensus of the Company Board that the Second Parent Proposal represented sufficient value to continue discussions with Parent regarding a potential acquisition at that time, but directed Dr. Wagner and the Company’s advisors to seek to (i) improve the valuation of Parent’s acquisition proposal, including by providing Parent additional due diligence information regarding the Company’s business and product candidates and (ii) work with Parent toward executing by end of July 2026. The Company Board also reviewed with its advisors other potential counterparties that might have interest in, and the financial capacity to execute, an acquisition of the Company or another strategic transaction involving the Company. The Company Board also considered various risks of contacting additional potential counterparties, including potential market rumors and management and employee distraction, and the possibility that these risks could adversely impact the Company’s business, the successful execution of a transaction in the near term with Parent or, in the alternative, any potential financing transaction. Based on, among other things, (i) the Company’s and Guggenheim Securities’ regular discussions with participants in the biopharmaceutical industry, (ii) the assessment of each counterparty’s interest in, and the financial capacity to execute, an acquisition of the Company and (iii) the fact that no potential acquirors had reached out to the Company after the topline results of the FB102 Phase 1b Vitiligo Study were announced, it was the view of the Company Board that soliciting the interest of additional potential acquirers (a) was not likely to yield a more attractive acquisition proposal and (b) would jeopardize the successful execution of a transaction with Parent in the near term. As a result, the Company Board determined not to contact additional counterparties regarding a potential acquisition of the Company at that time.

Later on July 14, 2026, at the direction of Parent and the Company, respectively, representatives of Goldman Sachs & Co. LLC, Parent’s financial advisor (“Goldman Sachs”), and representatives of Guggenheim Securities held a telephone conversation to discuss transaction timing and Parent’s due diligence of the Company. Representatives of Goldman Sachs indicated that Parent expected to take several weeks to conduct due diligence before being in position to sign a definitive agreement.
On July 15, 2026, Dr. Wagner held a telephone conversation with Ms. Massey to inform Ms. Massey that the Company would be willing to provide Parent the requested due diligence information, but that the Company Board would require a higher valuation in order to execute a transaction. Consistent with the Company Board’s direction, Dr. Wagner informed Ms. Massey that the Company Board might be receptive to a revised acquisition proposal at $75.00 per Share. Dr. Wagner also informed Ms. Massey that the Company would be willing to work with Parent towards executing a transaction, but noted the expectation the transaction would be executed by end of July 2026, consistent with the Board’s direction.
Later on July 15, 2026, Ms. Massey informed Dr. Wagner via email that Parent was actively exploring ways to expedite its due diligence process to meet the desired timeline.
Still later on July 15, 2026, the Company Board held a meeting via videoconference, with members of Company management and, at the invitation of the Company Board, representatives of Guggenheim Securities and Wilson Sonsini in attendance. Dr. Wagner provided an update on discussions with Ms. Massey. The Company Board then discussed with its advisors next steps with respect to negotiation and execution of potential transaction, and directed (i) Company management to continue providing due diligence information to Parent and (ii) Wilson Sonsini to prepare a draft of the Merger Agreement consistent with the Company Board’s discussion at the meeting to be shared with Parent. The Company Board also directed Dr. Wagner and the Company’s advisors to continue to seek to improve the valuation of Parent’s acquisition proposal.
Still later on July 15, 2026, consistent with the Company Board’s direction, representatives of Guggenheim Securities and Goldman Sachs held a telephone conversation to discuss next steps, during which conversation representatives of Guggenheim informed Goldman Sachs, on the Company’s behalf, that the Company Board might be receptive to a revised acquisition proposal in the high $70s per Share.
On July 16, 2026, Dr. Wagner and Ms. Massey held a telephone conversation during which Ms. Massey told Dr. Wagner that she understood the Company Board’s request for a higher valuation, and was prepared to submit a revised verbal, non-binding proposal offer to acquire the Company for $75.00 per Share in cash (the “Third Parent Proposal”) on the basis that the Company would provide requested due diligence information on a timely basis, and that the information provided continued to support that higher valuation. Shortly after the call with Ms. Massey, Dr. Wagner informed the Company Board of the Third Parent Proposal.
Later on July 16, 2026, Parent and its advisors were granted access to the Company’s virtual data rooms containing due diligence information regarding the Company. Over the subsequent ten days and prior to execution of the Merger Agreement, Parent and its representatives conducted due diligence on the Company’s business, operations, drug candidates, pre-clinical and clinical trials, regulatory interactions, employees, intellectual property, legal, tax and financials and other relevant matters. From time to time over this period, representatives of each of Parent and the Company and their respective advisors held telephonic meetings to discuss this due diligence information.
Still later on July 16, 2026, Wilson Sonsini delivered to Freshfields LLP, Parent’s outside legal counsel (“Freshfields”), an initial draft of the Merger Agreement. The Merger Agreement draft provided, among other things, that the acquisition would be structured as an all-cash tender offer for all outstanding Shares followed by a short-form merger pursuant to Section 251(h) of the DGCL. The Merger Agreement draft did not propose an amount of the termination fee.
On July 20, 2026, Dr. Wagner and Ms. Massey held a telephone conversation during which Dr. Wagner reiterated the Company’s desire to execute a transaction with Parent by the end of July.
On July 20, 2026, Freshfields delivered to Wilson Sonsini a revised draft of the Merger Agreement. Over the subsequent six days and prior to the execution of the Merger Agreement, Wilson Sonsini and Freshfields and representatives of the Company and Parent exchanged drafts of the Merger Agreement and negotiated the terms of the Transactions. Key terms of the Merger Agreement negotiated between the parties included: (i) the obligations of the parties to effect the Offer and the Merger, including the Initial Expiration Date and extensions thereof; (ii) the amount of the termination fee payable by the Company to Parent and the circumstances in which it would be payable; (iii) the terms and conditions governing the ability of the Company to enter into negotiations with respect to an unsolicited superior proposal or terminate the Merger Agreement in order to enter into an agreement with respect to an unsolicited superior proposal; (iv) the other termination rights of the parties; (v) the conditions to Parent’s obligation to consummate the Offer and the definition of “Material Adverse Effect”; (vi) Parent’s obligations with respect to seeking and obtaining regulatory approvals for the transaction; and (vii) certain employee retention and other compensation matters.
On July 21, 2026, Wilson Sonsini provided an initial draft of the form of Tender and Support Agreement to Freshfields. Over the subsequent five days and prior to the execution of the Merger Agreement, Wilson Sonsini and Freshfields and representatives of the Company and Parent exchanged drafts of the Tender and Support Agreement.
On July 24, 2026, consistent with the Company Board’s prior direction, Dr. Wagner contacted Ms. Massey via telephone to negotiate a further improved acquisition proposal. As part of these discussions, Dr. Wagner requested that Parent would consider increasing its acquisition proposal to $80.00 per Share, noting recent increases in the Company’s stock price, which closed at $59.70 on June 23, 2026. Ms. Massey said she would consider the request.
Later on July 24, 2026, the Company Board held a meeting via videoconference, with members of Company management and, at the invitation of the Company Board, representatives of Guggenheim Securities and Wilson Sonsini in attendance. Dr. Wagner provided a transaction update, including, among other things, regarding his discussions with Ms. Massey and the status of Parent’s due diligence efforts. The members of Company management presented draft long-term projections for the Company reflecting Company management’s then-current estimates of the Company’s future financial and operating performance (the “Projections”), including the underlying assumptions. For additional information about the Projections, please see below under the caption “Projections.” Following discussion, the Company Board approved the Projections, including for use and reliance by Guggenheim Securities for purposes of Guggenheim Securities’ financial analysis, as described in more detail below under the caption “Opinion of Guggenheim Securities.” Thereafter, representatives of Guggenheim Securities reviewed Guggenheim Securities’ preliminary financial analysis of the Third Parent Proposal based on the Projections. After the representatives of Guggenheim Securities left the meeting, the Company Board discussed the engagement of Guggenheim Securities as financial advisor to the Company in connection with the Transaction. The Company Board considered the qualifications and international reputation of Guggenheim Securities as well as its knowledge of the Company’s business and the industry in which the Company operates and its experience in advising similar companies in connection with potential strategic transactions. The Company Board also reviewed the terms of the engagement of Guggenheim Securities. It was noted that Guggenheim Securities had provided to the Company Board prior to the meeting its customary disclosure letter regarding its material investment banking relationships information (as more fully described below under the caption “Opinion of Guggenheim Securities”). The Company Board did not identify in such material relationships disclosures any matter that would affect the ability of Guggenheim Securities to act as financial advisor to the Company. Following discussion, the Company Board approved the engagement of Guggenheim Securities as financial advisor to the Company on the terms discussed at the meeting and directed the Company to execute the proposed engagement letter with Guggenheim Securities. The Company Board then discussed the Third Parent Proposal and next steps to signing the Merger Agreement. The Company Board directed management and representatives of Wilson Sonsini to continue to negotiate the terms of the Merger Agreement with Parent and its representatives and to continue working with Parent toward executing a transaction by the end of July. Subsequently, as directed by the Company Board, the Company entered into an engagement letter with Guggenheim Securities as financial advisor to the Company.
On July 25, 2026, Dr. Wagner and Ms. Massey held a telephone conversation during which Ms. Massey submitted a revised verbal, non-binding proposal offer to acquire the Company for $77.00 per Share in cash (the “Final Parent Proposal”), which reflected approximately a 41% premium to the closing price of $54.78 on July 24, 2026.
Later on July 26, 2026, the Company Board held a meeting via videoconference, with members of Company management and, at the invitation of the Company Board, representatives of Guggenheim Securities and Wilson Sonsini in attendance. Dr. Wagner provided a transaction update, including, among other things, regarding his discussions with Ms. Massey and the expectation that the negotiation of the Merger Agreement and the Transactions had been largely completed. Representatives of Guggenheim Securities reviewed the course of negotiations with Parent and its advisors since Parent’s submission of the Initial Parent Proposal. It was the view of the Company Board that the Final Parent Proposal represented Parent’s “best and final” proposal and that Parent was unlikely to further improve the valuation of its acquisition proposal. Representatives of Guggenheim Securities reviewed with the Company Board the Final Parent Proposal and the financial analysis of Guggenheim Securities of the Offer Price, and rendered an oral opinion, confirmed by delivery of a written opinion dated July 26, 2026, to the Company Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price to be received by the holders of Shares (other than Excluded Shares (as defined in the section under the caption “--Financial Analysis and Opinion”)) was fair, from a financial point of view, to such holders. For a detailed discussion of the opinion of Guggenheim Securities opinion, please see below under the caption “Opinion of Guggenheim Securities.” Representatives of Wilson Sonsini reviewed with the members of the Company Board their fiduciary duties and the terms of the proposed Merger Agreement and form of Tender and Support Agreement. The Company Board considered various reasons to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and also certain countervailing factors. For a description of the various reasons and factors considered by the Company Board, see “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation.” After discussions with its financial and legal advisors and members of Company management, and having considered the reasons and factors described above, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, are fair to, and in the best interests of, the Company and its stockholders; (ii) declared it advisable to enter into the Merger Agreement and the transactions contemplated thereby; (iii) approved and declared it advisable for the Company to execute, deliver, and perform under, the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger; (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.
Later on July 26, 2026, the Company, Parent and Purchaser executed the Merger Agreement, and Parent and Purchaser and each of the Company’s directors and executive officers executed their respective Tender and Support Agreements.
Early in the morning on July 27, 2026, the Company and Parent publicly announced the execution of the Merger Agreement.
Reasons for the Recommendation
In evaluating the proposed Merger Agreement and the Transactions, the Company Board consulted with the Company’s management, as well as Guggenheim Securities and Wilson Sonsini. In the course of making the determination that the Merger Agreement and the Transactions, including the Merger and the Offer, are fair to, and in the best interests of, the Company and its stockholders, and to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement, the Company Board reviewed, evaluated and considered a significant amount of information and numerous reasons, including the following (which are not necessarily presented in order of relative importance):
•
Financial Terms of the Offer and Certainty of Value. The Company Board considered the aggregate potential value and form of consideration to be received in the Transactions by the Company’s stockholders, and considered:

○	that Parent’s offer of $77.00 per Share represents a compelling premium to recent market prices for the Shares, including:
•	an approximately 41% premium over the closing price per Share on July 24, 2026, the last full trading day prior to the execution of the Merger Agreement;
•
an approximately 84% to premium over the volume-weighted average price during the 16-calendar day period between July 9, 2026, the first full trading day after the Company announced positive results from the FB102 Phase 1b Vitiligo Study, and July 24, 2026;

•	an approximately 117% premium over the volume-weighted average price of the Shares during the 30-calendar day period ending on July 24, 2026; and
•	an approximately 29% premium to highest closing price per Share over the 52 week period ending on July 24, 2026.

○
the current and historical market prices of the Shares, including the market performance and volatility of the Shares relative to general market indices and the risks, challenges and uncertainties associated with continued development and commercialization efforts for FB102, and funding needs and the availability of financing on attractive terms;

○	the Final Parent Proposal of $77.00 per Share was an increase of $12.00 per Share from the Initial Parent Proposal;
○	the Company Board’s belief that Parent’s offer of $77.00 per Share represented Parent’s “best and final” offer; and
○
that the Final Parent Proposal of $77.00 per Share is payable solely in cash, which allows the Company’s stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the internal and external risks and uncertainties around results of the Company’s clinical trials and the execution of the Company’s standalone business plan, including the long-term risks associated with funding and executing the development and commercialization of FB102, and the potential impact of such risks and uncertainties on the trading price of the Shares.

•
The Company’s Business, Financial Condition, Prospects and Execution Risks. The Company Board’s assessment encompassed the Company’s then-current financial condition, business, drug candidates, prospects, and competitive positioning. As part of this analysis, the Company Board considered the continuation of the Company’s current business plan and the potential opportunities that those plans and strategies presented against, among other things, various execution and other risks to executing those plans. Among the potential risks identified by the Company Board were:

○	The Company’s prospects and competitive position as an independent public company. In this regard, the Company Board considered:
•
(1) Risks relating to the macroeconomic, political, regulatory, industry and market conditions negatively impacting the valuations of, and the outlook for, biopharmaceutical companies such as the Company, (2) the risks and costs associated with clinical trials and preclinical studies, advancing drug candidates into clinical trials and successfully completing clinical trials, including uncertainty around the results of clinical trials, (3) other risks and costs associated with successfully developing, launching and commercializing FB102, (4) the risks and costs associated with building and maintaining the Company’s commercial organization, and (5) the uncertainties associated with pricing and reimbursement of FB102 and any other product candidates for which the Company may receive marketing approval;

•
The Company’s competitive position in the biopharmaceutical industry and competitive risks, including potential future competition from larger and better-funded companies that have competitive advantages from their broader commercial scope and economies of scale in pricing;

•	Other risk factors described in the Company’s other filings with the SEC, as listed in the section of this Schedule 14D-9 titled “Item 8. Additional Information—Forward-Looking Statements.”
○	The funding needs to execute the Company’s business plan and the availability, timing and cost of financing alternatives.
○
The fact that achieving management’s financial projections entails significant execution risk, as more fully described in the section titled “Item 4. The Solicitation or Recommendation—Certain Financial Projections.”

•
Best Value Reasonably Obtainable and Implied Premium. The belief of the Company Board that the Offer Price represents the best value reasonably obtainable for the Shares, taking into account the familiarity of the Company Board with the Company’s business, operations, prospects, business strategy, assets, liabilities and general financial condition on a historical and prospective basis. In this regard, the Company Board noted the significant premium reflected in the Offer Price, as described above under “Financial Terms of the Offer and Certainty of Value,” and that the Offer Price of $77.00 per Share reflected multiple increases obtained by the Company Board over the course of its negotiations with Parent, from the Initial Parent Proposal of $65.00 per Share to the Final Parent Proposal of $77.00 per Share. The Company

Board also considered the probability that commercial sales of FB102 would reach levels that would provide greater value to the Company’s stockholders than the Offer Price. In addition, the Company Board believed that, measured against the Company’s longer-term execution risks, the per Share consideration reflects a fair and favorable price for the Shares.
•
Best Strategic Alternative for Maximizing Stockholder Value. The assessment of the Company Board that none of the possible alternatives to the Transactions (including the possibility of continuing to operate the Company as an independent public company, and the desirability and perceived risks of those alternatives, as well as the potential benefits and risks to the Company’s stockholders of those alternatives and the timing and likelihood of effecting such alternatives) was reasonably likely to present superior opportunities for the Company to create greater value for its stockholders, taking into account execution risks as well as business, competitive, financial, industry, legal, market and regulatory risks. In particular, the Company Board considered whether other potential counterparties might have an interest in, and the financial capacity to execute, an acquisition of the Company or another strategic transaction involving the Company, and determined that soliciting the interest of additional potential acquirers (1) was not likely to yield a more attractive acquisition proposal and (2) would jeopardize the successful execution of a transaction with Parent in the near term, as more fully described in the section titled “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger.”

•
Financial Presentation and Opinion of Guggenheim Securities. The financial presentation and the opinion, each dated as of July 26, 2026, of Guggenheim Securities to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to be received by the holders of Shares (other than Excluded Shares (as defined in the section under the caption “—Financial Analyses and Opinion”)), which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, as more fully described below under the caption “—Financial Analyses and Opinion.”

•
Negotiations with Parent and Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, which was the product of robust, arm’s-length negotiations and during which the Company Board was advised by Wilson Sonsini. In this regard, the factors considered by the Company Board included:

○	The Company’s rights under the Merger Agreement to respond to unsolicited acquisition proposals from third parties;
○	The belief of the Company Board that the terms of the Merger Agreement would not preclude third parties from making a superior proposal;
○	The Company Board’s ability, under certain circumstances, to withdraw or modify its recommendation that holders of Shares tender their Shares in the Offer;
○
The Company’s ability, under certain circumstances and subject to compliance with the terms of the Merger Agreement, to terminate the Merger Agreement to accept a superior proposal from a third party, which, the Company Board believed that the size of the termination fee was reasonable, generally consistent with similar fees payable in comparable transactions, and not preclusive of other offers;

○
The provision in the Merger Agreement requiring Parent to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

○
The Company’s ability, under the circumstances specified in the Merger Agreement, to specifically enforce the terms and provisions of the Merger Agreement, in addition to any other remedy to which the Company is entitled to consummate the Merger.

•
Reasonable Likelihood of Consummation. The belief of the Company Board that the Offer and the Merger were reasonably likely to be consummated, including the belief that the regulatory approvals required to consummate the Offer and the Merger were reasonably likely to be obtained.

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition.

•
Timing of Completion. The anticipated timing of the consummation of the Offer and the Merger and the Company Board’s conclusion that the Offer and the Merger were capable of being completed in a reasonable timeframe and in an orderly manner, reducing the period during which the Company’s business would be subject to the potential uncertainty of the Transactions being consummated and the closing risks.

•
Business Reputation of Parent. The assessment of the Company Board that the business reputation and financial resources of Parent supported the conclusion that the Offer and the Merger were reasonably likely to be consummated successfully and in an appropriately expedited manner.

•
Appraisal Rights. The fact that appraisal rights under Section 262 of the DGCL are available to the Company’s stockholders who do not believe that the Offer Price represents fair consideration for their Shares.

The Company Board also considered a number of uncertainties, risks and other potentially negative factors related to its recommendation, including the following:
•
Risks Associated with Failure to Consummate the Offer and the Merger. The possibility that a majority of the Company’s outstanding Shares might not be validly tendered in the Offer and the Merger might not be consummated in a timely manner or at all, and if the Transactions are not consummated, that: (1) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work on behalf of the Company during the pendency of the Transactions; (2) the Company will have incurred significant transaction and other costs (many of which are payable whether or not the Offer and the Merger are consummated); (3) the Company’s relationships with current or prospective strategic or commercial partners, employees and investors may be adversely affected, which could cause an adverse impact on the Company’s operating results; (4) the trading price of the Shares could be adversely affected; (5) the contractual and legal remedies available to the Company if Parent were to seek to terminate the Merger Agreement may be insufficient from a variety of perspectives, costly to pursue, or both; and (6) the potential for an adverse perception among the Company’s current and prospective patients for clinical trials, business partners, suppliers, vendors, employees and investors, which could cause an adverse impact on the Company’s operating results.

•
No Stockholder Participation in Future Growth or Earnings. The nature of the cash consideration in the Transactions means that the Company’s stockholders will not participate in the Company’s future earnings or growth.

•
Other Strategic Options. The other potential alternative strategies available to the Company as an independent company, which, despite significant uncertainty, could potentially have resulted in a more successful and valuable company.

•
No Ability to Solicit an Alternative Transaction. The restrictions in the Merger Agreement on the Company’s ability to solicit competing proposals from the date of the Merger Agreement, until the consummation of the Merger or termination of the Merger Agreement.

•
Regulatory Clearances. The Merger cannot be completed until the waiting period applicable to the Merger under the HSR Act has expired or otherwise been terminated, which subjects the Merger to potential delay and risk.

•
Termination Fee Payable to Parent. The requirement that the Company pay the termination fee of $65,000,000 to Parent under certain circumstances following termination of the Merger Agreement, including if the Company Board terminates the Merger Agreement to accept a superior proposal, pursuant to the terms of the Merger Agreement. The Company Board considered the potentially dampening effect that the Company termination fee could have on a third party’s interest in making a proposal to acquire the Company.

•
Impact of Interim Restrictions on Company’s Business Pending the Completion of the Merger. The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Transactions, which have the potential to delay or prevent the Company from undertaking strategic initiatives before the completion of the Transactions that, absent the Merger Agreement, the Company might have pursued.

•
Potential Effects of the Announcement of the Merger. The potential effects of the public announcement of the Offer and the Merger, including the: (1) effects on the Company’s employees, clinical trial patients, partners, suppliers, vendors and operating results; (2) impact on the Company’s ability to attract and retain management, research, medical and technical personnel; and (3) potential for litigation in connection with the Merger, and the risk of incurring substantial costs and expenses in connection therewith.

•
Taxable Consideration. The fact that stockholders’ receipt of cash in exchange for Shares in the Offer and the Merger will generally be a taxable transaction for U.S. federal income tax purposes for the Company’s stockholders that are U.S. persons.

•
Interests of the Company’s Directors and Executive Officers. The fact that the Company’s directors and executive officers may have interests in the Transactions which may be different from, or in addition to, those of the Company’s other stockholders, as more fully described in the section of this Schedule 14D-9 titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” above.

The foregoing discussion of reasons considered is not meant to be exhaustive. Rather, it summarizes the material considerations and analyses evaluated by the Company Board in its consideration of the Merger, and such considerations and analyses are not necessarily presented in order of importance. After considering these and other reasons, the Company Board concluded that the potential benefits of entering into the Merger Agreement outweighed the potential uncertainties and risks. In light of the variety of reasons considered by the Company Board and the complexity of these reasons, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing reasons in reaching its determination and recommendations. Moreover, each member of the Company Board who voted in favor of the Merger applied his or her own personal business judgment to the process and may have assigned different relative weights to the different reasons. The Company Board adopted and approved the Merger Agreement based upon the totality of the information presented to, and considered by, the Company Board. The explanation of the reasons set forth above may contain forward-looking statements, which should be read in conjunction with the section of this Schedule 14D-9 titled “Item 8. Additional Information—Forward-Looking Statements.”
Certain Unaudited Prospective Financial Information
The Company, which does not yet have any marketed products, does not publicly disclose long-term projections or internal projections as to future performance, revenues, earnings or other results, given, among other reasons, the unpredictability of underlying assumptions and estimates and the inherent difficulty of predicting financial performance for future periods.
As part of the Company Board’s evaluation of a potential sale of the Company and other potential strategic alternatives available to the Company (including continuing as an independent company), the Company management prepared, at the direction of the Company Board, and reviewed with the Company Board, certain unaudited prospective financial information for the Company for fiscal years 2026 through 2045 summarized in the table below (the “Projections”). The Projections (for the avoidance of doubt, without any alterations or adjustments) were approved by the Company Board for use and reliance by, and provided by the Company management to, Guggenheim Securities for purposes of Guggenheim Securities’ financial analysis and opinion to the Company Board, as described in “Item 4 – The Solicitation or Recommendation – Opinion of Guggenheim Securities.” For more information on the review and use of the Projections, see “Item 4 – The Solicitation or Recommendation – Background of the Offer and the Merger.” The Projections were not provided to argenx or Purchaser or any of their representatives or advisors.
The material assumptions of the Projections include, among other things: (1) commercial launch of FB102 for various indications between 2030 and 2033; (2) equity financing transactions for proceeds of $200 million in each of 2027, 2028, 2029 and 2030 after accounting for financing costs; (3) global loss of exclusivity for FB102 in 2043; and (4) various other judgments and assumptions including probability of success of clinical development, timing of clinical trials, market demand for, market penetration and pricing of the Company’s products, estimated costs of goods and other costs and expenses, tax rate, generation and utilization of federal net operating losses and other federal tax credits, and other relevant factors relating to the Company’s long-term operating plan, including based on future economic, competitive and regulatory conditions and financial market conditions, all of which are highly uncertain, difficult or impossible to predict and many of which are beyond the Company’s control.

The table below summarizes the Projections.

	Fiscal Year Ending December 31
($ millions)	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Net Revenue	$—	$—	$—	$—	$48	$226	$539	$964	$1,457	$1,795
EBIT(1)	$(85)	$(77)	$(118)	$(195)	$(125)	$(66)	$142	$438	$667	$824
Less: Tax Expense(2)	$—	$—	$—	$—	$—	$—	$(35)	$(109)	$(167)	$(206)
Less: Change in Net Working Capital	$—	$—	$—	$—	$(5)	$(18)	$(31)	$(42)	$(49)	$(34)
Unlevered Free Cash Flow(3)	$(85)	$(77)	$(118)	$(195)	$(130)	$(84)	$75	$286	$451	$584

	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Total Net Revenue	$2,091	$2,319	$2,547	$2,771	$3,015	$3,281	$3,573	$3,891	$2,119	$1,155
EBIT(1)	$964	$1,069	$1,175	$1,282	$1,395	$1,522	$1,657	$1,808	$985	$537
Less: Tax Expense(2)	$(241)	$(267)	$(294)	$(320)	$(349)	$(380)	$(414)	$(452)	$(246)	$(134)
Less: Change in Net Working Capital	$(30)	$(23)	$(23)	$(22)	$(24)	$(27)	$(29)	$(32)	$177	$96
Unlevered Free Cash Flow(3)	$693	$779	$859	$939	$1,022	$1,115	$1,214	$1,324	$916	$499

(1)	“EBIT” is defined as gross profit, less total research and development expense, less total sales and marketing expense, less total general and administrative expense.
(2)	The calculation of tax expense assumes a tax rate of 25% and aggregate estimated cash savings from tax assets of approximately $153 million in fiscal years 2032 through 2034.
(3)	“Unlevered Free Cash Flow” is defined as EBIT, less tax expense, less change in net working capital. Unlevered Free Cash Flow assumes no depreciation and amortization and no capital expenditures.
Additional Information Concerning the Projections
The summary of the Projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain unaudited prospective financial information that were made available to the Company Board and is not included in this Schedule 14D-9 to influence any stockholder’s decision as to whether to tender Shares in the Offer or for any other purpose. In the view of the Company’s management, the Projections were prepared on a reasonable basis based on the information available to the Company’s management at the time of their preparation. The Projections were prepared solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (which we refer to as “GAAP”). The Projections are forward-looking statements. Please also refer to “Item 8. Additional Information — Forward-Looking Statements.”
The Projections contain non-GAAP financial measures including EBIT and Unlevered Free cash Flow. The Company’s management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. EBIT and unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. In certain circumstances, including those applicable to the Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Company Board or Guggenheim Securities.
Neither the Company’s independent registered public accounting firm nor any other independent accountants has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The reports of the Company independent registered public accounting firm included in the Form 10-K relate solely to the historical financial information of the Company. Such reports do not extend to the Projections and should not be read to do so.

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, officers, directors, advisors or other representatives considered or consider the Projections to be material or predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to no longer be appropriate. The Company does not intend to make publicly available any update or other revision to the Projections, except as may otherwise be required by law. Neither the Company nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any securityholder regarding the information included in the Projections or the ultimate performance of the Company, argenx, the surviving corporation or any of their affiliates compared to the information contained in the Projections, the likelihood that the Projections will be achieved, the results of the Company’s clinical trials, the effectiveness or marketability of the Company’s products or product candidates or the overall future performance of the Company. The Company has made no representation to argenx or the Purchaser in the Merger Agreement or otherwise concerning the Projections or other prospective financial information.
The Company’s actual future financial results may differ materially from those expressed or implied in the Projections due to numerous factors. While presented with numerical specificity, the Projections necessarily are based on numerous assumptions and estimates, many of which are beyond the control of the Company and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s product candidates and business, including with respect to future business initiatives and changes to the Company’s business model for which the Company has no historical financial data, which assumptions may not prove to have been, or may no longer be, appropriate. The Projections also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the timing of regulatory approvals (including filing and approval timelines) for the Company’s product candidates, the potential failure to obtain regulatory approvals, the conduct and results of clinical trials (including funding therefor, anticipated patient enrollment, trial outcomes, timing or associated costs), timing for bringing any product candidate to market, market demand and acceptance of new products, the availability and cost of financing, the availability of third party reimbursement, the development and impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and (as applicable) subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and described in “Item 8. Additional Information – Forward-Looking Statements.” There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Merger is completed. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Further, the Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Modeling and forecasting the future commercialization of clinical stage product candidates is a highly speculative endeavor. The information set forth in the Projections is not fact and should not be relied upon as necessarily indicative of actual future results.
The Projections were developed for the Company on a standalone basis without giving effect to the Merger or the Offer, and therefore the Projections do not give effect to the Merger or the Offer, or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Merger, including potential cost synergies to be realized as a result of the Merger, or to any costs incurred in connection with the Merger or the Offer. Furthermore, the Projections do not consider the effect of any failure of the Merger or the Offer to be completed and should not be viewed as continuing in that context.
The Projections summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event any or all of the underlying assumptions are shown to not be appropriate, or to reflect changes in general economic or industry conditions.
In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Projections.
Opinion of Guggenheim Securities, LLC
Overview
The Company retained Guggenheim Securities as its financial advisor in connection with the potential sale of the Company or another extraordinary corporate transaction involving the Company. In selecting Guggenheim Securities as its financial advisor, the Company considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biopharmaceutical industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.
At the July 26, 2026 meeting of the Company Board, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Company Board to the effect that, as of July 26, 2026 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price to be received by the holders of Shares (other than (i) any Shares owned by the Company (including those held in the Company’s treasury), Parent or Purchaser, (ii) any Shares owned by any other direct or indirect wholly owned subsidiary of the Company or Parent not held on behalf of third parties, (iii) any Shares irrevocably accepted for purchase pursuant to the Offer and (iv) any Dissenting Shares (as defined in the Merger Agreement), with the shares referred to in clauses (i) through (iv), together with any Shares held by any other affiliate of the Company or Parent, being referred to solely for purposes of this section of this Schedule 14D-9 as “Excluded Shares”) was fair, from a financial point of view, to such holders.
This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex A to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.
In rendering its opinion, Guggenheim Securities did not express any view or opinion as to (i) the prices at which the Shares or other securities or financial instruments of or relating to the Company may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on the Company, its securities or other financial instruments or the Transactions, or (iii) the impact of the Transactions on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due.
In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this Schedule 14D-9):
•	was provided to the Company Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price;
•	did not constitute a recommendation to the Company Board with respect to the Transactions;
•	does not constitute advice or a recommendation to any holder of Shares as to whether to tender any such Shares pursuant to the Offer or how to act in connection with the Transactions or otherwise;

•
did not address the Company’s underlying business or financial decision to pursue or effect the Transactions, the relative merits of the Transactions as compared to any alternative business or financial strategies that might exist for the Company, the financing or funding of the Transactions by Parent or the effects of any other Transactions in which the Company might engage;

•
addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) to the extent expressly specified in such opinion;

•
expressed no view or opinion as to (i) any other term, aspect or implication of (y) the Transactions (including, without limitation, the form or structure of the Transactions) or the Merger Agreement or (z) any tender and support agreement or any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Transactions or (ii) the fairness, financial or otherwise, of the Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of the Company; and

•
expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s directors, officers or employees, or any class of such persons, in connection with the Transactions relative to the Offer Price or otherwise.

In connection with rendering its opinion, Guggenheim Securities:
•	reviewed a draft of the Merger Agreement dated as of July 26, 2026;
•	reviewed certain publicly available business and financial information regarding the Company;
•
reviewed certain non-public business and financial information regarding the Company and its business, products, product candidates, intellectual property and future prospects (including certain probability-adjusted financial projections for the Company on a stand-alone basis for the years ending December 31, 2026 through December 31, 2045 (being referred to solely for purposes of this section of this Schedule 14D-9 as the “Company-Provided Financial Projections”), certain estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by the Company and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management (collectively being referred to solely for purposes of this section of this Schedule 14D-9 as the “Company-Provided Information”); for more information on the Company-Provided Financial Projections and the Company-Provided Information, see the section of this Schedule 14D-9 captioned “Certain Unaudited Prospective Financial Information.”

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discussed with the Company’s senior management their views of the Company’s business, operations, historical and projected financial results, liquidity, funding needs, access to capital and future prospects (including, without limitation, their assumptions as to the expected amounts, timing and pricing of future issuances of equity in the Company) and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

•	performed a financing-adjusted discounted cash flow analysis based on the Company-Provided Financial Projections;
•	reviewed acquisition premia associated with certain precedent mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Transactions;
•	reviewed the historical prices and the trading activity of the Shares; and
•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:
•
Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with the Company (including, without limitation, the Company-Provided Information) or obtained from public sources, data suppliers and other third parties.

•
Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Company-Provided Information), (ii) expressed no view or opinion regarding (y) the reasonableness or achievability of the Company-Provided Financial Projections, any other estimates or any other forward-looking information provided by the Company or the assumptions upon which any of the foregoing were based or (z) the reasonableness of the probability adjustments reflected in the Company-Provided Financial Projections and (iii) relied upon the assurances of the Company’s senior management that they were unaware of any facts or circumstances that would have made the Company-Provided Information incomplete, inaccurate or misleading.

•
Guggenheim Securities was (i) advised by the Company’s senior management, and assumed, that the Company-Provided Financial Projections (including the probability adjustments reflected therein and the expected development and commercialization of the Company’s products and product candidates) had been (y) reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the Company’s senior management as to the expected future performance of the Company on a stand-alone basis and (z) reviewed by the Company Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties were reasonable and reliable.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:
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Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company or any other entity or the solvency or fair value of the Company or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•
Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of the Company’s senior management and the Company’s other professional advisors with respect to such matters. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Transactions to the Company or its securityholders.

•	Guggenheim Securities further assumed that:
•
in all respects meaningful to its analyses, (i) the final executed form of the Merger Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) the Company, Parent and Purchaser will comply with all terms and provisions of the Merger Agreement and (iii) the representations and warranties of the Company, Parent and Purchaser contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Transactions would be satisfied without any waiver, amendment or modification thereof; and

•
the Transactions will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on the Company or the Transactions in any way meaningful to Guggenheim Securities’ analyses or opinion.

Summary of Financial Analyses
Overview of Financial Analyses
This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Company Board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Company Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.
Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.
The preparation of a fairness opinion is a complex process and involves various professional judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.
In arriving at its opinion, Guggenheim Securities:
•
based its financial analyses on various assumptions, including assumptions concerning general economic, business and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of the Company and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual financial analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;
•	considered the results of all its financial analyses and did not attribute any particular weight to any one financial analysis or factor; and
•
ultimately arrived at its opinion based on the results of all its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:
•
Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.
•	Unless otherwise noted below, all stock price data is as of July 24, 2026, the last full trading day prior to the delivery of Guggenheim Securities’ opinion (the “Unaffected Date”).

Recap of Implied Transaction Financial Metrics
Based on the Offer Price of $77.00 per Share in cash, Guggenheim Securities calculated various premia implied by the Transactions (relative to (i) the Company’s stock price as of the Unaffected Date (such stock price, the “Unaffected Price”), (ii) the Company’s stock price on July 10, 2026, the last trading day prior to the Initial Parent Proposal), (iii) the volume-weighted average price (“VWAP”) of the Company’s stock for the period from the July 9, 2026 announcement of the FB102 Phase 1b Vitiligo Study (the “Vitiligo Data Date”) through the Unaffected Date, (iv) the VWAP for the 30 trading days preceding the Unaffected Date (“30-Day VWAP”) and (v) the Company’s highest closing stock price for the 52 week period ending on the Unaffected Date (“52-Week High”)) as outlined in the table below:

Premia Implied by Transactions
Offer Price per Share	$77.00

	Company Stock Price
Acquisition Premium/(Discount) Relative to the Company’s:
Unaffected Price (Closing Stock Price @ 7/24/26)	$54.78	41%
Closing Stock Price Prior to the Initial Parent Proposal @ 7/10/26	$43.92	75%
Vitiligo Data Date VWAP @ 7/24/26	$41.96	84%
30-Day VWAP @ 7/24/26	$35.41	117%
52-Week High @ 7/24/26	$59.70	29%

Change-of-Control Financial Analyses
Recap of Change-of-Control Financial Analyses. In evaluating the Company in connection with rendering its opinion, Guggenheim Securities performed a financing-adjusted discounted cash flow analysis which is summarized in the table below and described in more detail elsewhere herein. Solely for informational reference purposes, Guggenheim Securities also reviewed the premia paid in selected precedent merger and acquisition transactions, the historical stock price range for the Company’s common stock and Wall Street equity research analysts’ stock price targets for the Company’s common stock described below.

Recap of Change-of-Control Financial Analyses
Offer Price per Share	$77.00

	Reference Range for the Company’s Shares
Financial Analyses	Low	High
Discounted Cash Flow Analysis	$56.57	$78.85

For Informational Reference Purposes
Premia Paid in Selected Merger and Acquisition Transactions
Unaffected 1-Day Premium Applied to Unaffected Price (Company’s Closing Stock Price @ 7/24/26)	$77.79	$98.06
Unaffected 52-Week High Premium Applied to Company’s 52-Week High Price @ 7/24/26	$67.46	$88.36
Historical Trading Range	$9.61	$59.70
Wall Street Equity Research Stock Price Targets	$54.00	$75.00

Discounted Cash Flow Analysis. Guggenheim Securities performed a stand-alone, financing-adjusted discounted cash flow analysis of the Company based on the Company-Provided Financial Projections and an estimate of the Company’s terminal/continuing value at the end of the projected period included in the Company-Provided Financial Projections. In performing its discounted cash flow analysis with respect to the Company:
•
Guggenheim Securities based its financing-adjusted discounted cash flow analysis on forecasted, risk-adjusted after-tax unlevered free cash flows over the period beginning on July 1, 2026 and ending on

December 31, 2045, included in the Company-Provided Financial Projections, and the impact of certain net operating losses accrued historically by the Company and net operating losses generated over the forecast period, in each case, as provided by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management.
•	Guggenheim Securities used a discount rate range of 11.75% – 14.50% based on its estimate of the Company’s weighted average cost of capital.
•
In estimating the Company’s terminal/continuing value, Guggenheim Securities used an illustrative perpetual growth rate of negative 50.0% applied to the Company’s terminal year normalized after-tax unlevered free cash flow as provided by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management.

•
Guggenheim Securities’ analysis deducted from the result the estimated present value of the estimated net cost of equity financings from 2027 through 2030 and added the Company’s estimated net cash of $198 million as of June 30, 2026, each as provided by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management.

•
Guggenheim Securities then converted the result of the foregoing calculations to per Share equity value using diluted shares outstanding (based on the treasury stock method) as of July 24, 2026, as provided by, discussed with and approved for Guggenheim Securities’ use by the Company’s senior management.

Guggenheim Securities’ financing-adjusted discounted cash flow analysis resulted in an overall reference range of $56.57 – $78.85 per Share for purposes of evaluating the Company’s common stock on a stand-alone intrinsic-value basis, as compared to the Offer Price of $77.00 per Share.
Other Financial Reviews and Analyses Solely for Informational Reference Purposes
In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.
Premia Paid in Selected Precedent Merger and Acquisition Transactions. Guggenheim Securities reviewed, based on publicly available information, the implied premia paid or proposed to be paid in connection with selected precedent merger and acquisition transactions with implied enterprise values of greater than $1 billion since 2025 involving clinical-stage companies in the biopharmaceutical sector that Guggenheim Securities deemed relevant for the analysis. Guggenheim Securities noted that such precedent M&A transaction-related premia ranged from (i) 42% – 79% based on the 25th to 75th percentile for the target companies’ one-day unaffected premium, which applied to the Unaffected Price of $54.78, resulted in an illustrative range of $77.79 – $98.06 per Share and (ii) 13% – 48% based on the 25th to 75th percentile for the target companies’ 52-week high closing stock prices, which applied to the 52-Week High closing price of the Shares of $59.70, resulted in an illustrative range of $67.46 – $88.36 per Share, as compared to the Offer Price of $77.00 per Share.
Historical Trading Range. Guggenheim Securities reviewed the Share price trading history for the 52 weeks ending on the Unaffected Date. During this period, the closing price of the Shares ranged from $9.61 to $59.70 per Share, as compared to the Offer Price of $77.00 per Share.
Wall Street Equity Research Analyst Stock Price Targets. Guggenheim Securities reviewed selected Wall Street equity research analyst stock price targets for the Company as published prior to the Unaffected Date and noted that such Wall Street equity research analyst stock price targets for the Shares were between $54.00 and $75.00 per Share, as compared to the Offer Price of $77.00 per Share.
Other Considerations
Except as described in the summary above, the Company did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Transactions were determined through negotiations between the Company and Parent and were approved by the Company Board. The decision to enter into the Merger Agreement was solely that of the Company Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Company Board.

Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Company Board with respect to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than Excluded Shares).
Pursuant to the terms of Guggenheim Securities’ engagement as the Company’s financial advisor, the Company has agreed to pay Guggenheim Securities a cash transaction fee (based on a percentage of the aggregate value associated with the Transactions) upon consummation of the Transactions, which cash transaction fee is currently estimated to be approximately $43 million. In connection with Guggenheim Securities’ engagement, the Company has agreed to pay Guggenheim Securities a cash fee of $2.0 million that became payable upon delivery of Guggenheim Securities’ opinion, which will be credited against the foregoing cash transaction fee. In addition, the Company has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.
Aside from its current engagement by the Company, Guggenheim Securities had not been previously engaged by the Company during the two years prior to the date of its opinion to provide financial advisory or investment banking services for which it received fees, except that Guggenheim Securities acted as capital markets advisor to the Company in connection with its November 2024 private placement of Shares and pre-funded warrants, joint bookrunner on the Company’s June 2025 confidentially marketed public offering of Shares, and lead bookrunner on the Company’s April 2026 confidentially marketed follow-on public offering of Shares (for which Guggenheim Securities received compensation, in aggregate, of less than $9 million for the aforementioned three financings). Guggenheim Securities had not been previously engaged by Parent during the two years prior to the date of its opinion to provide financial advisory or investment banking services for which it received fees. Guggenheim Securities has been engaged by Parent to provide financial advisory services in connection with a matter unrelated to the Transactions that is not currently being pursued and, consequently, Guggenheim Securities does not expect to receive compensation for any services provided (but, if such matter were to be consummated, Guggenheim Securities would expect to receive a fee of $1 million). Guggenheim Securities may in the future seek to provide the Company, Parent or their respective affiliates with financial advisory and investment banking services unrelated to the Transactions, for which services Guggenheim Securities would expect to receive compensation.
Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to the Company, Parent, other participants in the Transactions or their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to the Company, Parent, other participants in the Transactions or their respective affiliates. Furthermore, Guggenheim Securities’ and its affiliates’ and related entities’ respective directors, officers, employees, consultants and agents may have investments in the Company, Parent, other participants in the Transactions or their respective affiliates.
Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to the Company, Parent, other participants in the Transactions or their respective affiliates or the Transactions that differ from the views of Guggenheim Securities’ investment banking personnel.
Intent to Tender
To the knowledge of the Company, after making reasonable inquiry, the directors and executive officers of the Company intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by them pursuant to the Offer. The Company’s directors and executive officers, solely in their respective capacities as stockholders of the Company, entered into Tender and Support Agreements with Parent and Purchaser concurrently with the execution of the Merger Agreement, agreeing to tender their respective Shares in the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
The Company retained Guggenheim Securities to act as its exclusive financial advisor in connection with the Offer and the Merger, and, in connection with such engagement, Guggenheim Securities delivered its opinion, as described in the section titled “Item 4. The Solicitation or Recommendation - Financial Analyses and Opinion,” which opinion is filed as Annex A hereto, and is incorporated herein by reference.
Information pertaining to the retention of Guggenheim Securities and the fees to which Guggenheim Securities is and will be entitled in connection with the Transactions set forth in the section titled “Item 4. The Solicitation or Recommendation - Opinion of Guggenheim Securities, LLC” is incorporated herein by reference.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than the scheduled vesting of Company Options or Company RSUs and the grant of Company Options or Company RSUs in the ordinary course, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Paul A. Wagner	7/1/2026	A broker-assisted/withholding transaction to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs.	98	$21.32
Paul A. Wagner	6/16/2026	Grant of stock options under the 2021 Equity Incentive Plan.	500,000	$17.15
Antony A. Riley	7/1/2026	A broker-assisted/withholding transaction to satisfy such person’s tax withholding obligations in connection with the vesting of Company RSUs.	134	$21.32
Antony A. Riley	7/1/2026	A purchase by Mr. Riley under the Company’s 2017 Employee Stock Purchase Plan.	377	$18.12
Antony A. Riley	6/16/2026	Grant of stock options under the 2021 Equity Incentive Plan.	22,000	$17.15
Barbara K. Finck	6/16/2026	Grant of Company RSUs under the 2021 Equity Incentive Plan.	18,353	$17.15

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Subject Company Negotiations
Except as set forth in this Schedule 14D-9 (including the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaging in any negotiations in response to the Offer that relate to: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
As described in the Merger Agreement (and as summarized in Section 11 of the Offer to Purchase (Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements)), the Company Board, in connection with the exercise of its fiduciary duties under applicable law, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.
Transactions and Other Matters
Except as set forth in this Schedule 14D-9 (together with the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there has been no transaction, Company Board resolution, agreement in principle or signed contract entered into in response to the Offer that relates to, or would result in, one or more of the matters referred to in the immediately preceding paragraphs of this Item 7.
ITEM 8.	ADDITIONAL INFORMATION
Conditions to Offer
The information set forth in Section 13 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K which requires disclosure of information about certain compensation for each named executive officer of the Company that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. For additional details regarding the terms of payments and benefits described below, see the foregoing discussion under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”
The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.
The table below assumes that (i) the Effective Time occurs on August 5, 2026 (which is the assumed date solely for the purposes of this golden parachute compensation disclosure); (ii) the employment of each named executive officer will be terminated immediately following the Effective Time without Cause or upon a resignation for Good Reason (each, as defined in the applicable Severance Agreement) (a “Change in Control Qualified Termination”), entitling the named executive officer to receive enhanced severance payments and benefits under his Severance Agreement; (iii) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of August 5, 2026; (iv) a change in control price per Share equal to the Offer Price (or $77.00); and (v) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that our named executive officer already would have been entitled to receive or would have been vested in as of on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. In addition, these amounts do not reflect or attempt to forecast certain compensation actions that may occur before the completion of the Merger, including exercises of options, vesting of equity awards or forfeitures that may occur following August 5, 2026 but prior to the Effective Time. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Merger and the named executive officer’s Change in Control Qualified Termination as being payable on a “double trigger” basis and payments or benefits that are conditioned only upon the occurrence of the Merger as being payable on a “single trigger” basis.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Tax Reimbursement ($)(4)	Other ($)(5) ($)	Total ($)
Paul A. Wagner, Ph.D.	2,170,000	86,750,306	60,000	—	385,000	89,365,306
Antony A. Riley	1,029,000	20,778,630	45,000	—	196,000	22,048,630

(1)
Cash. Amounts represent the aggregate dollar value of cash severance payments that each named executive officer would be entitled to receive upon a Change in Control Qualified Termination as described in the subsection entitled “- Executive Officer Change in Control and Severance Agreements” above: (i) 18 months of base salary (24 months for Mr. Wagner) and (ii) 150% of the target annual bonus award for calendar year 2026 (200% for Mr. Wagner). These amounts would constitute “double trigger” benefits and are subject to the named executive officer’s execution and nonrevocation of a release of claims.

(2)
Equity. Amounts represent the potential value of unvested equity awards held by each named executive officer that would be canceled and converted into cash amounts as described in the section entitled “- Effect of the Offer and the Merger on Equity Awards” above and, include the 2021 Performance RSU Award that constitutes a “single trigger” benefit.

(3)
Benefits. The amounts in this column represent the estimated value of 18 months (24 months for Mr. Wagner) of insurance premiums for continuation coverage under the Company’s insurance and group health plans if the named executive officer incurs a Change in Control Qualified Termination and elects such coverage for the maximum amount of time permitted, at the same cost as would have applied if the executive’s employment had not terminated (assuming a monthly cost of $2,500). These amounts would constitute “double trigger” benefits and are subject to the named executive officer’s execution and nonrevocation of a release of claims. For a description of this continuation coverage, please see the subsection entitled “- Executive Officer Change in Control and Severance Agreements” above.
(4)
Special Bonus Payment. The amounts in this column represent the estimated amount of the special cash transaction bonuses that may be paid to the named executive officers. As described above under “-Section 280G and 4999 Matters”, the parties have agreed that the Company may pay up to an aggregate of $25,000,000, to certain employees of the Company to offset the payment of taxes imposed under Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code) plus any taxes resulting from such payment, including the named executive officers. An employee affected by such taxes may execute a letter agreement with the Company which contains reasonable and customary terms negotiated in good faith and approved by Parent in good faith, and further enter into a non-compete with Parent, in the employee’s capacity as a selling shareholder, with reasonable and customary terms negotiated and proposed in good faith by Parent, as contemplated by the Merger Agreement. As of the date of this filing, the Company has not entered into any letter agreements providing for any such payments. To the extent any special cash transaction bonus amounts are paid, such amounts would constitute “single trigger” benefits.

(5)
Annual Incentive Bonus. Amounts represent the aggregate dollar value of the annual cash incentive bonus payments for 2026, at target performance level (55% of annual base salary for Mr. Wagner and 40% of annual base salary for Mr. Riley). 50% of the annual bonus payment is a “single trigger” benefit that would be paid shortly following the closing of the merger and 50% of the annual bonus payment is a “double trigger” benefit that would be paid upon the named executive officer’s termination without cause or resignation for good reason following closing and prior to December 31, 2026, as described in the subsection entitled “-Annual Incentive Bonuses”. The portion of the annual cash incentive bonus payment payable as “double trigger” benefit is subject to the named executive officer’s execution and nonrevocation of a release of claims.

The following table shows the number and estimated value of the unvested Company Options and unvested Company RSUs held by the named executive officers:

Named Executive Officer	Number of Unvested Company Options (#)	Value of Unvested Company Options ($)(A)	Number of Unvested Company RSUs (#)	Value of Unvested Company RSUs ($)(B)	Total Value of Unvested Equity Awards ($)
Paul A. Wagner, Ph.D.	1,189,854	72,427,459	186,011	14,322,847	86,750,306
Antony A. Riley	256,779	15,871,728	63,726	4,906,902	20,778,630

(A)
The estimated value of the unvested Company Options equals the aggregate number of Shares underlying the unvested Company Options multiplied by the amount, if any, by which the Merger Consideration exceeds the per Share exercise price of the unvested Company Options.

(B)	The estimated value of the unvested Company RSUs equals the aggregate number of Shares underlying the unvested Company RSUs multiplied by the Merger Consideration.
Stockholder Approval of the Merger Not Required
The Company Board has approved the Merger Agreement, the Offer and the Merger, and Section 251(h) of the DGCL provides that following consummation (as defined in Section 251(h) of the DGCL) of a successful tender offer for all of the outstanding stock of a subject corporation that had a class or series of stock that was listed on a national securities exchange immediately prior to execution of the merger agreement, and subject to certain statutory provisions, if (a) the acquiring corporation owns at least the number of shares of each class of stock of the subject corporation that would otherwise be required by the DGCL and the subject corporation’s certificate of incorporation to adopt a merger agreement, and (b) the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without a vote of the stockholders of the subject corporation.
Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to the Company’s stockholders and beneficial owners of Shares who do not tender their Shares in the Offer, exercise their appraisal rights in connection with the Merger and properly demand and perfect such rights in accordance with Section 262 of the DGCL, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “— Appraisal Rights.” Any stockholder of the Company who does not validly exercise appraisal rights under the DGCL will receive the same cash consideration for his, her or its Shares as was payable in the Offer following the consummation of the Merger.

State Takeover Laws
A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a Delaware corporation that is publicly traded or held of record by more than 2,000 stockholders from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other exceptions, prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.
In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement, the Tender and Support Agreements and the consummation of the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL. Prior to the time the Company Board approved the Merger Agreement and the consummation of the Transactions, neither Parent nor Purchaser was, or at any time during the three years before the execution of the Merger Agreement has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.
Appraisal Rights
No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of record of the Company and beneficial owners of Shares who (i) did not tender their Shares in the Offer, (ii) continuously hold such Shares through the effective time of the Merger and otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you properly demand and perfect such rights in accordance with Section 262 of the DGCL and certain conditions are met, you may be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares.
THIS SCHEDULE 14D-9 SERVES AS A NOTICE OF SUCH APPRAISAL RIGHTS PURSUANT TO SECTION 262 OF THE DGCL.
Persons who exercise appraisal rights under Section 262 of the DGCL will not receive the Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. They will receive an amount determined to be the “fair value” of their Shares following petition to, and an appraisal by, the Delaware Court of Chancery. Persons considering seeking appraisal should recognize that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as or less than the Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. Strict compliance with the procedures set forth in Section 262 of the DGCL is required. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the withdrawal, loss or waiver of appraisal rights. Consequently, and in view of the complexity of the provisions of Section 262 of the DGCL, persons wishing to exercise appraisal rights are urged to consult their legal and financial advisors before attempting to exercise such rights.
A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The following summary is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. Any person who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that persons seek to exercise their appraisal rights under Section 262 of the DGCL. Failure to comply timely and properly with the requirements of Section 262 of the DGCL will result in the loss of a person’s appraisal rights under the DGCL. A person who loses his, her or its appraisal rights will be entitled to receive the Merger Consideration under the Merger Agreement, without interest. All references in Section 262 of the DGCL and in this summary to a

“stockholder” are to a holder of record of stock, unless otherwise expressly noted herein. All references in Section 262 of the DGCL and in this summary to a “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person, unless otherwise expressly noted. All references in Section 262 of the DGCL and in this summary to a “person” mean any individual, corporation, partnership, unincorporated association or other entity.
A holder of record or beneficial owner of Shares who (a) continuously holds or owns such Shares through the Effective Time, (b) does not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraws such Shares before the Offer Acceptance Time), (c) strictly complies with the procedures under Section 262 of the DGCL, (d) does not thereafter withdraw his, her or its demand for appraisal of such Shares and (e) in the case of a beneficial owner, a person who (i) reasonably identifies in his, her or its demand the holder of record of the shares for which the demand is made, (ii) provides documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (iii) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Chancery List (as defined below), will be entitled to receive the fair value of his, her or its Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest (unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown), if any, to be paid upon the amount determined to be the fair value. However, given that the Shares are listed on Nasdaq (and assuming the Shares remain so listed up until the Effective Time), the Delaware Court of Chancery will dismiss any appraisal proceedings as to all holders of the Shares who are otherwise entitled to appraisal rights unless one of the ownership thresholds (as defined below) is met.
Under Section 262 of the DGCL, given that the Merger will be effected pursuant to Section 251(h) of the DGCL, the Company must, either before or within 10 days after the Effective Time, notify its stockholders that appraisal rights will be available, and such notice must include a copy of Section 262 of the DGCL or information directing such stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. Such notice may, and, if given on or after the Effective Time, must, also notify such stockholders of the Effective Time. If such notice did not notify the stockholders of the Effective Time, the Company must send a second notice to all such stockholders before or within 10 days after the Effective Time notifying them of the Effective Time; provided, however, that if such second notice is sent later than the later of the consummation of the Offer and 20 days after the date of sending the first notice, such second notice need only be sent to each stockholder entitled to appraisal rights and any beneficial owner, in each case, who has demanded appraisal of his, her or its Shares in accordance with Section 262 of the DGCL. This Schedule 14D-9 constitutes the Company’s notice to its stockholders that appraisal rights are available in connection with the Merger, in compliance with the requirements of Section 262 of the DGCL.
If you elect to demand appraisal of your Shares, you must satisfy each of the following conditions: you must deliver to the Company a written demand for appraisal of your Shares within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, which constitutes notice of appraisal rights, and which demand must reasonably inform the Company of the identity of the holder of record of the Shares for which you have demanded appraisal (provided that a demand may be delivered to the Company by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice) and that the stockholder intends thereby to demand the appraisal of such holder’s Shares, and, for beneficial owners only, such demand must reasonably identify the record holder of the Shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and must provide an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Chancery List; you must not tender your Shares in the Offer (or, if tendered, you must properly and subsequently withdraw your acceptance before the Offer Acceptance Time); you must hold or own your Shares from the date of making the demand continuously through the Effective Time; and you must strictly comply with the other applicable requirements of Section 262 of the DGCL.

A person who elects to exercise appraisal rights must mail his, her or its written demand for appraisal to the following address:

Forte Biosciences, Inc.
3060 Pegasus Park Drive, Building 6
Dallas, Texas 75247
Attention: Paul Wagner, Chief Executive Officer

The Company requests that a copy (which shall not constitute notice) also be sent to:

Wilson Sonsini Goodrich & Rosati, P.C.
12235 El Camino Real
San Diego, California 92130-3002
Attention: Remi Korenblit; Dan Koeppen; Robert L. Wernli Jr.; and Ben Capps

At any time within 60 days after the Effective Time, any person who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the Merger Consideration specified by the Merger Agreement for that person’s Shares, without interest, by delivering to the Company a written withdrawal of the demand for appraisal. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the Company. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including, without limitation, a reservation of jurisdiction (which we refer to as a “reservation”) for any application (as defined below) to the Delaware Court of Chancery; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Merger Consideration within 60 days after the Effective Time. If the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a person, such person will be entitled to receive only the fair value determined in any such appraisal proceeding, which value could be less than, equal to or more than the per share price being offered pursuant to the Merger Agreement, together with interest (unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown), if any, to be paid upon the amount determined to be the fair value.
Within 120 days after the Effective Time, but not thereafter, the Company and any person who has properly and timely demanded appraisal and otherwise complied with Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Company in the case of a petition filed by a person other than the Company, demanding a determination of the fair value of the Shares held by all persons that have demanded appraisal. There is no present intent on the part of the Company to file an appraisal petition and persons seeking to exercise appraisal rights should assume that the Company will not file such a petition or initiate any negotiations with respect to the fair value of Shares. Accordingly, persons who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL. If, within 120 days after the Effective Time, no petition has been filed as provided above, all rights to appraisal will cease and any person that previously demanded appraisal will become entitled only to the Merger Consideration, without interest, under the Merger Agreement.
In addition, within 120 days after the Effective Time, any person who has theretofore complied with the applicable provisions of Section 262 of the DGCL will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of Shares (other than excluded stock (as defined in Section 251(h)(6)d. of the DGCL)) that were the subject of and were not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal were received by the Company and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand for appraisal directly, the record holder of such Shares will not be considered a separate stockholder holding such Shares for purposes of this aggregate number). Such statement must be given within 10 days after the written request therefor has been received by the Company or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

Upon the filing of a petition by a person other than the Company, service of a copy of such petition must be made upon the Company and the Company will be required to, within 20 days after such service, file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal of their Shares and with whom the Company has not reached agreements as to the value of such Shares (the “Chancery List”). The Register in Chancery, if so ordered by the Delaware Court of Chancery, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the Company and to all such persons set forth on the Chancery List. The costs of any such notice are borne by the Company.
If a petition for an appraisal is timely filed by a person, at the hearing on such petition, the Delaware Court of Chancery will determine which persons have complied with Section 262 of the DGCL and have become entitled to appraisal rights provided thereby. If immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court of Chancery will dismiss the appraisal proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1,000,000. We refer to these conditions as the “ownership thresholds.” Given that the Shares are listed on Nasdaq (and assuming the Shares remain so listed up until the Effective Time), then the Delaware Court of Chancery will dismiss any appraisal proceedings as to all holders of the Shares who are otherwise entitled to appraisal rights unless one of the ownership thresholds is satisfied.
The Delaware Court of Chancery may require the persons who demanded appraisal for their shares and who hold stock represented by stock certificates to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. Accordingly, persons holding stock represented by stock certificates and wishing to seek appraisal of their shares are cautioned to retain their stock certificates pending resolution of the appraisal proceedings. If any person fails to comply with this requirement, the Delaware Court of Chancery may dismiss the proceedings as to such person. Upon application by the Company or any person entitled to participate in the appraisal proceedings, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to appraisal. Any person whose name appears on the Chancery List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262 of the DGCL.
Where proceedings are not dismissed, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceedings the Delaware Court of Chancery will determine the fair value of Shares taking into account all relevant factors, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Company may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue after such payment only on the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid by the Company as part of the pre-judgment payment to the person. The Company is under no obligation to make such voluntary cash payment prior to such entry of judgment.
When the fair value of the Shares is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the persons entitled to receive the same. Payment will be so made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Delaware Court of Chancery may be enforced.
Although the Company believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and persons should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Moreover, the Company does not anticipate offering more than the Merger Consideration to any person exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of the relevant Shares is less than the Merger Consideration.

In determining “fair value”, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting person’s exclusive remedy.
The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each person is responsible for his, her or its attorneys’ and expert witness fees, although, upon application of a person whose name appears on the Chancery List who participated in the proceeding and incurred expenses in connection therewith (which we refer to as an “application”), the Delaware Court of Chancery may order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal not dismissed pursuant to the terms of Section 262 of the DGCL or subject to such an award pursuant to a reservation. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court of Chancery are subject to appellate review by the Delaware Supreme Court.
Any person who has duly demanded appraisal in compliance with Section 262 of the DGCL will not be entitled to vote for any purpose any Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or distributions payable to the holder of record at a date prior to the Effective Time.
If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, all rights to appraisal will cease and any person that previously demanded appraisal will become entitled only to the Merger Consideration under the Merger Agreement.
To the extent there are any inconsistencies between the foregoing summary, on the one hand, and Section 262 of the DGCL, on the other hand, Section 262 of the DGCL will govern. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of appraisal rights. Consequently, any person wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.
Regulatory Approvals
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent and its affiliates by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).
Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC or the Antitrust Division. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as reasonably practicable, but no later than 9 business days from the date of the Merger Agreement. Under the HSR Act, the required waiting period will expire at 11:59 p.m., Eastern Time, on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC or the

Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the waiting period at any point. If either the 15-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s and the Company’s consent. It is also possible that Parent and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, under the HSR Act, neither the Company’s failure to make its filing nor failure to comply with its own Second Request will change the waiting period with respect to the purchase of Shares in the Offer.
The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions. Before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take action under the antitrust laws, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Before or after the completion of the Offer and the Merger, states may also bring legal action under federal and state antitrust laws and consumer protection laws under certain circumstances. Private parties also may bring legal actions under the antitrust laws under certain circumstances.
Based upon an examination of publicly available and other information relating to the businesses in which Parent is engaged, the Company believes that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be.
Legal Proceedings
As of the date of this Schedule 14D-9, there are no legal proceedings related to the Offer or the Merger.

Forward-Looking Statements
This Schedule 14D-9 contains “forward-looking statements”. These statements relate to future events and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” “believes,” and similar expressions intended to identify forward-looking statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Offer, the Merger and other related matters; prospective performance and opportunities; post-closing operations and the outlook for the businesses of the Company and Parent, including, without limitation, results from clinical trials, regulatory applications and related timelines, the ability of Parent to advance the Company’s product pipeline; and any assumptions underlying any of the foregoing. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) the risk that the Offer or the Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s business, its ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the SEC, including in this Schedule 14D-9, its Form 10-K for the fiscal year ended December 31, 2025 and any subsequent Form 10-Qs. Any forward-looking statements set forth in this Schedule 14D-9 speak only as of the date of this document. The Company does not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof other than as required by law. You are cautioned not to place undue reliance on any forward-looking statements.
Where You Can Find Additional Information
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed from time to time with the SEC and other public filings of the Company made from time to time with the SEC.

ITEM 9.	EXHIBITS
The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of August 6, 2026 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Parent and Purchaser filed August 6, 2026 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(1)(E)	Form of Summary Advertisement, published August 6, 2026 in The New York Times (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(5)(A)
Joint Press Release of Forte Biosciences, Inc. and Parent dated July 27, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by the Company on July 27, 2026).

(a)(5)(B)
Email message to Forte Biosciences, Inc.’s employees from Paul A. Wagner, Chief Executive Officer of Forte Biosciences, Inc., dated July 27, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by Forte Biosciences, Inc. on July 27, 2026).

(a)(5)(C)*	Guggenheim Securities, LLC Opinion Letter to the Company Board of Directors of Forte Biosciences, Inc., dated July 26, 2026 (included as Annex A to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of July 26, 2026, by and among Forte Biosciences, Inc., Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Forte Biosciences, Inc. on July 27, 2026).

(e)(2)*	Confidentiality and Nondisclosure Agreement, dated as of April 8, 2026, by and between Forte Biosciences, Inc. and Parent.
(e)(3)
Amended and Restated Certificate of Incorporation of Forte Biosciences, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Forte Biosciences, Inc. on April 19, 2017).

(e)(4)
Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Forte Biosciences, Inc. with the SEC on June 15, 2020.

(e)(5)
Certificate of Amendment to Amended and Restated Certificate of Incorporation of Forte Biosciences, Inc. incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the SEC by Forte Biosciences, Inc., on August 30, 2024.

(e)(6)	Amended and Restated Bylaws of Forte Biosciences, Inc., incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the SEC by Forte Biosciences, Inc., on February 9, 2023.
(e)(7)
Form of Indemnity Agreement by and between Forte Biosciences, Inc. and its directors and officers, incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1, as amended, originally filed with the SEC by Forte Biosciences, Inc. on March 9, 2017.

(e)(8)
Tocagen, Inc. 2017 Equity Incentive Plan, as amended, and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder, incorporated by reference to Exhibit 10.3 of Annual Report on Form 10-K filed by Forte Biosciences, Inc. with the SEC on February 27, 2019.

(e)(9)
Tocagen, Inc. 2017 Employee Stock Purchase Plan, incorporated by reference to Exhibit 10.4 of Forte Biosciences, Inc.’s Registration Statement on Form S-1, as amended, originally filed with the SEC on March 9, 2017.

(e)(10)	Tocagen, Inc. Annual Incentive Plan, incorporated by reference to Exhibit 10.1 of Forte Biosciences, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2017.
(e)(11)
Form of Restricted Stock Unit Grant Notice and Agreement, incorporated by reference to Exhibit 10.18 of the Annual Report of Forte Biosciences, Inc. on Form 10-K filed with the SEC on February 27, 2020.

(e)(12)	2020 Inducement Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by Forte Biosciences, Inc. on August 11, 2020.

Exhibit No.	Description
(e)(13)
Form of stock option agreements under the 2020 Inducement Equity Incentive Plan, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by Forte Biosciences, Inc. on August 11, 2020.

(e)(14)	Amended and Restated 2021 Equity Incentive Plan incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by Forte Biosciences, Inc. on June 2, 2026.
(e)(15)
Amended and Restated Non-Employee Director Compensation Policy, incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the SEC by Forte Biosciences, Inc. on May 15, 2025.

(e)(16)
Forte Subsidiary, Inc. 2018 Equity Incentive Plan, as amended, and Forms of Stock Option Agreement, Exercise Notice and Investment Representation Statement thereunder, incorporated by reference to Exhibit 10.19 of the Registration Statement on Form S-4, as amended, originally filed with the SEC by Forte Biosciences, Inc. on March 25, 2020.

(e)(17)
Offer Letter, dated December 14, 2018, by and between Forte Subsidiary, Inc. and Paul A. Wagner, Ph.D., incorporated by reference to Exhibit 10.20 of Registration Statement on Form S-4, as amended, originally filed with the SEC by Forte Biosciences, Inc. on March 25, 2020.

(e)(18)
Offer Letter, dated March 16, 2020, by and between Forte Subsidiary, Inc. and Antony Riley, incorporated by reference to Exhibit 10.21 of the Registration Statement of Forte Biosciences, Inc. on Form S-4, as amended, originally filed with the SEC on March 25, 2020.

(e)(19)	Form of Change in Control and Severance Agreement, incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the SEC by Forte Biosciences, Inc. on November 14, 2022.
(e)(20)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Forte Biosciences, Inc. on July 27, 2026).

* Filed herewith.
Annex A - Guggenheim Securities LLC Opinion Letter

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Forte Biosciences, Inc.

By:	/s/ Paul A. Wagner, Ph.D.
Name:	Paul A. Wagner, Ph.D.
Title:	President and Chief Executive Officer

Dated: August 6, 2026

Annex A

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

July 26, 2026
The Board of Directors
Forte Biosciences, Inc.
3060 Pegasus Park Drive, Building 6
Dallas, Texas 74247
Members of the Board:
We understand that argenx BV (“argenx”), Avena Merger Sub Inc., a wholly owned subsidiary of argenx (“Purchaser”), and Forte Biosciences, Inc. (“Forte”) intend to enter into an Agreement and Plan of Merger to be dated as of July 27, 2026 (the “Agreement”) pursuant to which (i) Purchaser will commence a tender offer to acquire all of the outstanding shares of common stock, $0.001 par value per share, of Forte (the “Shares” and such tender offer, the “Offer”), other than Excluded Shares (as defined below), for $77.00 per Share in cash, without interest (the “Offer Price”) and (ii) following consummation of the Offer, (a) Purchaser will merge with and into Forte (the “Merger” and taken together with the Offer as an integrated transaction, the “Transaction”) and Forte will become a wholly owned subsidiary of argenx and (b) pursuant to the Merger, each Share will be converted into the right to receive the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Agreement.
You have asked us to render our opinion as to whether the Offer Price to be received by the holders of Shares (other than (i) any Shares owned by Forte (including those held in Forte’s treasury), argenx or Purchaser, (ii) any Shares owned by any other direct or indirect wholly owned subsidiary of Forte or argenx not held on behalf of third parties, (iii) any Shares irrevocably accepted for purchase pursuant to the Offer and (iv) any Dissenting Shares (as defined in the Agreement), with the shares referred to in clauses (i) through (iv), together with any Shares held by any other affiliate of Forte or argenx, being referred to herein as “Excluded Shares”) is fair, from a financial point of view, to such holders.
In connection with rendering our opinion, we have:
•	Reviewed a draft of the Agreement dated as of July 26, 2026;
•	Reviewed certain publicly available business and financial information regarding Forte;
•
Reviewed certain non-public business and financial information regarding Forte and its business, products, product candidates, intellectual property and future prospects (including certain probability-adjusted financial projections for Forte on a stand-alone basis for the years ending December 31, 2026 through December 31, 2045 (the “Forte-Provided Financial Projections”), certain estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by Forte and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for our use by Forte’s senior management (collectively, the “Forte-Provided Information”);

•
Discussed with Forte’s senior management their views of Forte’s business, operations, historical and projected financial results, liquidity, funding needs, access to capital and future prospects (including, without limitation, their assumptions as to the expected amounts, timing and pricing of future issuances of equity in Forte) and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

•	Performed financing-adjusted discounted cash flow analyses based on the Forte-Provided Financial Projections;
•	Reviewed acquisition premia associated with certain precedent mergers and acquisitions that we deemed relevant in evaluating the Transaction;
•	Reviewed the historical prices and the trading activity of the Shares; and
•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

The Board of Directors
Forte Biosciences, Inc.
July 26, 2026

With respect to the information used in arriving at our opinion:
•
We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Forte (including, without limitation, the Forte-Provided Information) or obtained from public sources, data suppliers and other third parties.

•
We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Forte-Provided Information), (ii) express no view or opinion regarding (y) the reasonableness or achievability of the Forte-Provided Financial Projections, any other estimates or any other forward-looking information provided by Forte or the assumptions upon which any of the foregoing are based or (z) the reasonableness of the probability adjustments reflected in the Forte-Provided Financial Projections and (iii) have relied upon the assurances of Forte’s senior management that they are unaware of any facts or circumstances that would make the Forte-Provided Information incomplete, inaccurate or misleading.

•
We (i) have been advised by Forte’s senior management, and have assumed, that the Forte-Provided Financial Projections (including the probability adjustments reflected therein and the expected development and commercialization of Forte’s products and product candidates) have been (y) reasonably prepared on bases reflecting the best currently available estimates and judgments of Forte’s senior management as to the expected future performance of Forte on a stand-alone basis and (z) reviewed by Forte’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) have assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties are reasonable and reliable.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Forte or any other entity or the solvency or fair value of Forte or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Forte’s senior management and Forte’s other professional advisors with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to Forte or its securityholders.
In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) Forte, argenx and Purchaser will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of Forte, argenx, and Purchaser contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Transaction will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Forte or the Transaction in any way meaningful to our analyses or opinion.
In rendering our opinion, we do not express any view or opinion as to (i) the prices at which the Shares or other securities or financial instruments of or relating to Forte may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on Forte, its securities or other financial instruments or the Transaction or (iii) the impact of the Transaction on the solvency or viability of Forte or the ability of Forte to pay its obligations when they come due.

The Board of Directors
Forte Biosciences, Inc.
July 26, 2026

We have acted as a financial advisor to Forte in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Transaction and a portion of which is payable upon the rendering of our opinion. In addition, Forte has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.
As separately disclosed, (i) aside from our current engagement by Forte, we have not been previously engaged during the past two years by Forte to provide financial advisory or investment banking services for which we received fees, except that we acted as a capital markets advisor to Forte in connection with its November 2024 private placement of Shares and pre-funded warrants, joint bookrunner on Forte’s June 2025 confidentially marketed public offering of common stock, and lead bookrunner on the Forte’s April 2026 confidentially marketed public offering of common stock, in each case for which we received agreed-upon fees and (ii) we have not been previously engaged during the past two years by argenx, to provide financial advisory or investment banking services for which we received fees. We may in the future seek to provide Forte, argenx or their respective affiliates with financial advisory and investment banking services unrelated to the Transaction, for which services we would expect to receive compensation.
We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to Forte, argenx, other participants in the Transaction or their respective affiliates, for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Forte, argenx, other participants in the Transaction or their respective affiliates. Furthermore, our and our affiliates’ and related entities’ respective directors, officers, employees, consultants and agents may have investments in Forte, argenx, other participants in the Transaction or their respective affiliates.
Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Forte, argenx, other participants in the Transaction or their respective affiliates or the Transaction that differ from the views of our investment banking personnel.
Our opinion has been provided to Forte’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders of Shares in connection with the Transaction.
Our opinion and any materials provided in connection therewith do not constitute a recommendation to Forte’s Board of Directors with respect to the Transaction, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Shares as to whether to tender any such shares pursuant to the Offer or how to act in connection with the Transaction or otherwise. Our opinion does not address Forte’s underlying business or financial decision to pursue or effect the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Forte, the financing or funding of the Transaction by argenx or the effects of any other transaction in which Forte might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Price to be received by the holders of Shares (other than Excluded Shares) to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (y) the Transaction (including, without limitation, the form or structure of the Transaction) or the Agreement or (z) any tender and support agreement or any other

The Board of Directors
Forte Biosciences, Inc.
July 26, 2026

agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of Forte. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Forte’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Price or otherwise.
Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.
Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Shares (other than Excluded Shares) is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Guggenheim Securities, LLC
GUGGENHEIM SECURITIES, LLC
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